HOW DO WE STACK UP?

WESTPOINT
STEVENS

ANNUAL REPORT 2001

WestPoint Stevens Inc. is a proven market leader in home fashions – bed linens, towels, comforters, blankets, bedspreads, pillows, mattress pads and decorative accessories – with sales for 2001 of $1.8 billion.

More than 189 years of experience, continuing dedication to quality, nationally recognized brands, low-cost production and a focus on growth have strongly positioned WestPoint Stevens as a leading consumer products company.

WestPoint Stevens' shares are traded on the New York Stock Exchange under the symbol WXS.

Contents



left Holcombe T. Green, Jr.
Chairman and Chief Executive Officer

right M.L. "Chip" Fontenot
President and Chief Operating Officer

HOW DO WE STACK UP? VERY WELL.

Dear Shareholders

Last year at this time, we said WestPoint Stevens saw changing industry and economic conditions as opportunities, not challenges. Thus, although 2001 proved to be a difficult year, we are pleased with the operational and strategic accomplishments of WestPoint Stevens during the year.

The country entered a recession early in 2001 but, as is typical of our industry, we had already begun to feel the effects of a downturn almost a year before. We had anticipated this downturn by developing an Eight-Point Plan to improve profitability. This plan called for re-energizing revenue growth through brand expansion and new licensing opportunities. It also outlined ways to further strengthen our position as the industry's low-cost producer through such measures as improved asset utilization, increased third-party sourcing and better inventory management.

Over the past eighteen months, we have been able to implement most of these initiatives in the midst of declining consumer demand, rising import pressures, increasing raw material costs, and retail consolidation. As a result of these external factors, our earnings per share (EPS) in 2001 declined to a loss of $0.31 versus income of $1.34 in 2000. Including the costs associated with implementing our Eight-Point Plan, EPS was a loss of $0.55 in 2001 compared with a loss of $1.28 a year ago.

Progress on Strategic Plan Yields Results

These numbers, however, do not tell the full story of how much has been accomplished from our strategic plan in 2001. While sales in 2001 declined 3% to $1.765 billion, we saw a rebound in our business during the second half with sales increasing 4% compared to the same period a year ago. This increase was directly attributable to our increased focus on brands and licensing. By the end of 2001, we roughly doubled our rate of sourced products, further expanding our product offering. We expect sourcing to increase over 40% in 2002. Overhead costs declined 7% compared with a year ago. We continued to control inventories in the midst of declining demand through a 4%, or $18 million reduction, (adjusted for the acquisition of Chatham) in 2001. The related financial impact of production curtailments in 2001 declined 8%, compared with a year ago, due to the rationalization of selected manufacturing capacity during the year. We are continuing to invest in supply chain and logistics operations to maintain our industry-leading cost position.

EIGHT-POINT PLAN

In mid-2000, WestPoint Stevens embarked upon an Eight-Point Plan intended to guide the Company to a superior performance as it competed increasingly in a global arena. Throughout the past year and into 2002, this plan remains the guiding discipline for strategic decision-making and execution.

Balance Sheet Strengthening Remains a Priority

The one area of our plan in which we were not able to make measurable progress was debt and leverage reduction due to declining industry conditions. Total debt, including our trade receivables program, increased 3% to $1.825 billion in 2001. However, our financial condition has improved in recent months and liquidity continues to expand compared with a year ago. Reducing our leverage to improve WestPoint's financial flexibility remains a top priority if we are to enhance our ability to seize appropriate strategic opportunities.

Board Transitions Bring Fresh Thinking

We are fortunate to have two new members of our Board of Directors who bring a wealth of knowledge and experience. Joseph R. Gladden, Jr., is the former Executive Vice-President and General Counsel for The Coca-Cola Company and J. Hicks Lanier is Chairman, President and Chief Executive Officer of Oxford Industries, Inc., a leading apparel manufacturer and marketer. Separately, we wish to thank Alfred Eckert, III, Chairman and CEO of GSC Partners, for his service to WestPoint Stevens. Mr. Eckert chose last year to resign his Board position for personal reasons, but nevertheless remains committed to WestPoint Stevens as a major shareholder. M. L. "Chip" Fontenot, WestPoint Stevens' President and Chief Operating Officer has filled Mr. Eckert's position. We are delighted to have Chip join the Board.

FORECASTING
RESTRUCTURING
SOURCING
TECHNOLOGY

1. EXPAND BRANDS through new distribution channels, improved research and unique market positioning.
2. EXPLORE LICENSING OPPORTUNITIES to capitalize on unfulfilled market needs.
3. RATIONALIZE MANUFACTURING to match market demand.
4. REDUCE OVERHEAD through consolidation of internal support and administrative functions.
5. INCREASE GLOBAL SOURCING to complement domestic manufacturing capacity.
6. IMPROVE INVENTORY UTILIZATION to achieve better service and preserve capital.
7. ENHANCE SUPPLY CHAIN LOGISTICS to better serve a diversified customer base.
8. IMPROVE CAPITAL STRUCTURE to improve financial flexibility and leverage.

Industry Position Stacks Up Well

The theme of this year's annual report – **How Do We Stack Up?** – is very timely. Challenging industry and economic conditions have given us the opportunity to review and evaluate our strategies and industry position. Our conclusion? We stack up very well as an industry leader through our low-cost manufacturing capabilities and our successful and growing brand portfolio.

But we can do even better. We're working hard to build shareholder value: through our brands and licenses that consumers know and trust; by expanding product categories and distribution channels to give consumers even more value and choice; and through our state of the art systems and logistics capabilities to give our retail partners the best customer service possible. This is an organization that is working diligently to exploit its full potential. We feel good about our progress to date and are excited about WestPoint Stevens' future direction.

None of this could happen without our experienced management team, talented associates, committed retail partners and supportive shareholders. To each of you, our sincere appreciation. We look forward to updating you on our continued progress.

Sincerely,

Holcombe T. Green Jr.
Chairman and Chief Executive Officer

M. L. "Chip" Fontenot
President and Chief Operating Officer

February 26, 2002

13 12 11 10 9 8 7 6 5 4 3 2 1

AS A PORTFOLIO OF BRANDS?



WITH THE MOST RECOGNIZABLE HOME FASHIONS BRANDS UNDER OUR UMBRELLA. With over 25 owned and licensed brands, WestPoint Stevens is able to reach out to almost every consumer through good, better, best price strategies. Ralph Lauren, marketed in department stores, and Martha Stewart, found at the mass merchant level, are the top coordinated lifestyle brands according to a recent survey of consumers. WestPoint Stevens is a producer of home fashions for both of these powerful brands. In addition, we have many other household home fashions names in our portfolio such as Martex, Atelier Martex, Stevens, Chatham, Utica, Vellux, Grand Patrician, Patrician and Lady Pepperell, as well as licensed brands, Designers Guild, Disney Home and Simmons Beautyrest – all of which are targeted to reach different segments of the market across a variety of distribution channels and price points.

Targeted Brand and Sub-Brand Strategies

Strong brands have the power to attract customers, one of our primary competitive advantages. To succeed, each of our brands must have a distinct, clear identity that differentiates them from the others in the market. To do so, we have developed targeted brand strategies that align WestPoint Stevens' powerful brands with the objectives of



Whether it's developing new product, addressing a new market, or predicting a trend, WestPoint Stevens is committed to meeting the challenge. A good example of new product innovation has been the introduction of Natural Stretch sheets, the only sheets made of 100% cotton that have natural stretch and recovery attributes. This fitted sheet stretches approximately 11% in length and recovers 100%. The result is easier bedmaking, with a mattress-hugging sheet that gives a taut, neat appearance. The stretch is achieved through a special finishing process developed in conjunction with a long-time partner, Cotton Incorporated.

New Products That Meet Customer Needs

attractive customer accounts. In addition, we are developing new brands or sub-brands, such as the recent launch of Lauren by Ralph Lauren, to extend their reach. To reinforce brand-building and development, our marketing and merchandising staff has been structured for this task, including the creation of the new position of Vice President of Licensing.

WestPoint Stevens Is a Solutions Provider

"People don't buy things, they buy solutions to problems." Successful marketing relies on finding out what these problems are and developing products that solve them. We recognized, for example, a desire from some of our US customers to find a new look, one different from traditional home fashions. A new brand for the domestic market, Designers Guild, has met this opportunity by creating a collection that is colorful and contemporary, yet classic. The line offers consumers fresh, new ensembles in which color and texture, such as vibrant florals and oriental motifs, are used to bring European designs to the US market. We were also the first in our industry to offer solutions to the "tween" market, or young people between the ages of 9-12. Through Joe Boxer, tie-dyed Vellux blankets and comforters, and Mary-Kate and Ashley bedding, we have capitalized on the tremendous buying power and independence of this large demographic group.

From Maker to Marketer

There is little doubt that WestPoint Stevens is the industry leader in manufacturing. But, we recognize that the Company must be equally strong in design and merchandising. Our products are sold in more than 20,000 different retail locations throughout the world. For this reason, our brands must give the consumer a compelling reason to purchase WestPoint Stevens products. We will accomplish this by continuing to develop innovative and stylish products before the consumer even realizes she needs or wants them. A brand is many things to people: emotional, tangible, business, products, image. But most of all, a brand implies trust. And WestPoint Stevens' plan is to reinforce the image of all our brands as we continue to transform the Company's capabilities from "Maker to Marketer."

THE POWER OF BRANDS

- 91% of women believe in **brands**.
- Customers pay up to 24% more for **brands**.
- 63% of consumers believe that **brands** telegraph a promise that helps them make up their minds.
- A consumer purchases a Vellux **brand** blanket every **15 seconds**.

Source: Company research.



HOW DO WE STACK UP

AS AN INDUSTRY LEADER?

WITH SUPERIOR DESIGN, MANUFACTURING, INFORMATION TECHNOLOGY AND PEOPLE. At recent home fashions markets, it has become apparent that WestPoint Stevens has transitioned from a basics provider to a fashion-driven company that brings new, exciting product to retailers. Our design and manufacturing teams are working together to generate new products, constructions, printing applications, and packaging. We are handling more types of products through our facilities than ever before.

World-Class Manufacturing Our manufacturing facilities are world-class. We have achieved the low-cost position by investing heavily in equipment and facilities, as well as information technology, over the past ten years. As a result, our operating margins consistently outperform the industry. This enviable position enables the Company to compete effectively in most categories against competitors around the world, even low-cost, offshore manufacturers.

Leading Position in Supply Chain and Logistics Part of WestPoint Stevens' manufacturing strength lies in one, highly integrated, real-time and paperless set of core business applications installed at all locations. As a result, our systems are well-positioned to remove significant cost from the retail supply chain. The Company has sophisticated supply and demand chain systems that can be used to manage inventory effectively throughout the chain. Our business intelligence provides effective measures and robust analysis of the supply chain's performance, as well as of the inventory in that

chain. It also can measure and forecast the accuracy of manufacturing, sourcing and product delivery. Inventory management tools include similar views of excess inventory, gross margin return on inventory and insufficient inventory. In addition, financial measurement tools provide views of profitability and sales into the future for several time periods. These tools enable management to be more proactive in the current period in anticipation of changing market conditions. These demand management tools provide rich statistical forecasting capabilities, including customer sales at cash registers, inventory positions at a detailed Stock Keeping Unit (SKU) level by individual stores for automatic order generation and forecasting. Simply put: WestPoint Stevens' data mining and customer relationship management tools provide value-added marketing capabilities and enhance direct consumer contact.

Dedicated Management and Associates

Many factors have changed the home fashions industry in recent years, such as the growth of imports, retail consolidation and shorter product life cycles driven by higher fashion products. These environmental factors have changed the way we manage our business. Accordingly, we have restructured into three areas: bedding, bath and basic bedding. This shift has created a stronger, more flexible management team, which, in turn, has a team of excellent associates that can execute a vision. With Chip Fontenot, our new President and Chief Operating Officer, at the helm, these teams are more responsible for profitability and more responsive to the market than ever.

Technology That Works For Customers


seduction
seduction

WestPoint Stevens has spent more than $1 billion in the last decade – all to simplify the customer experience. Focusing on manufacturing, logistics, and distribution centers, the Company's efforts have produced dramatic results. We've enabled customers to simplify and streamline their own receiving and distribution systems via our state-of-the-art pick-n-pack sortation system, eliminating much of their need to receive products in bulk and repackage for further distribution to their stores.

CAPITAL SPENDING SUMMARY

in millions


$160
140
120
100
80
60
40
20
0
1997
1998
1999
2000
2001
2002E
Regulatory
Business Necessity/Maintenance
Modernization/Cost Reduction
Increased Sales

WestPoint Stevens is the low-cost producer as a result of significant investments in the Company's manufacturing facilities, distribution centers and information systems. From 1997 through 2001, over half of the Company's capital expenditures were to modernize our facilities and distribution centers and reduce costs. In 2002, we project that we will continue to spend over half of our capital expenditure budget in these areas, which will serve to further enhance our competitive position.

AS A GROWTH VEHICLE?



AS THE ONE-STOP RESOURCE FOR RETAILERS. Once a product specialist, WestPoint Stevens' product portfolio now encompasses a wide variety of home fashion categories. The Company is expanding beyond its core sheeting and towel programs and forging into woven blankets, decorative pillows and throws, bathroom accessories, shower curtains and basic bedding utility products, such as bed pillows, mattress pads and natural fill.

Home Category Still On Top For much of 2001, consumers' shopping behavior was impacted by a number of factors, including recession, mounting layoffs and high personal debt levels. Yet, the home fashion category has fared relatively well in this difficult environment. Retail sales figures show that the category has been one of the best performing across all distribution channels. The September 11th tragedy may impact our category as Americans have chosen to spend more time at home in the wake of the terrorist attacks. Accordingly, there has been a resurgence



In line with the new divisional organizational structure, WestPoint Stevens has focused on total supply chain profitability. Greatly benefiting retailers, this information-sharing approach mitigates sell-off losses and gives retailers better pricing in front-end negotiations. The approach supports strict inventory management, which decreases overstock, thus decreasing a retailer's working capital – thereby cutting costs for the consumer.

Customer Profitability Is The Bottom Line

in the desire for comfort items, such as handcrafted quilts and other homespun type products, that have driven consumer purchases in the home category.

Strategic Topline Growth

Much of WestPoint Stevens' top-line business growth is the result of the strategic decision last year to gain all soft home licenses for Ralph Lauren Home products and to obtain the exclusive Disney Home license. The Company now has licenses for two of the strongest and most recognized brands in American merchandising. WestPoint Stevens is the sole provider of home fashion products for Ralph Lauren Home. This has expanded our offerings of Ralph Lauren Home products from towels and non-coordinated products for top-of-the-bed to accessories such as blankets, shower curtains, pillows and mattress pads.

After obtaining the Disney Home Collection license for home fashions products, we revamped the line to broaden its appeal and expand distribution to specialty and department stores. Parents love the easy mix-and-match components that are based on a solid color sheeting and towel program without characters that can always be paired with Disney character and movie items. Kids love the magic of Disney and are excited to have high-quality, fashionable choices for their rooms.

Acquiring these licenses has propelled us into new product categories where WestPoint Stevens previously licensed our brands, such as bath accessories, shower curtains, down and natural fill products and blankets. In addition, these strong licensed brands have provided leverage to move other WestPoint Stevens brands into some of these categories.

Formed New Basic Bedding Division

Establishing a basic bedding division has been another key part of the Company's overall growth initiative. This division was showcased at the industry's Fall Market Week, where the impressive magnitude of brands and products in this new area could be properly demonstrated. Aided by the acquisition of Liebhardt operations, the basic bedding division has provided an opportunity to re-brand all Liebhardt mattress pads and pillows with a WestPoint Stevens name. Our presence in the blanket and throw business has expanded significantly with the acquisition of the Chatham blanket operations in early 2001. This acquisition complements our Vellux blanket line and also has provided a supply source for the Ralph Lauren Home blanket and throw line. In addition, WestPoint Stevens' manufacturing expertise has been put to work in Chatham operations, where new automated sewing operations have lowered production costs, benefiting margins and allowing Chatham to gain market share due to its enhanced competitive position.


EGPYT
Egypt
PARIS

HOW DO WE STACK UP AS A GLOBAL COMPETITOR?

AS A GROWING FORCE IN WORLD MARKETS Increasingly, WestPoint Stevens is conducting business in the far corners of the globe, obtaining and selling product from all regions. Our strategy is to complement internal low-cost manufacturing capabilities with outsourcing in order to achieve the highest margins and maintain optimal efficiency in our facilities. Sourcing is a process that is inherently selective and opportunistic. When it makes sense, we may source components, such as greige, or unfinished, sheeting or pillow shells. At other times, we may source complete finished goods, such as a specialty woven fabric for comforters or a bed-in-a-bag product. Global sourcing also can lead to innovation – such as new fibers or product enhancements.

Rapidly Expanding Sourcing Operations Sourcing provides us with the ability to expand our product line without investing capital to expand our manufacturing facilities. As a result, we expect the sourcing component of our infrastructure to almost double over the next year. As the volume that passes through our sourcing arm grows, we will develop an expanded vendor base, providing the Company with even more cost and supply options. WestPoint Stevens will also use its critical mass to source product on more favorable terms than smaller competitors. This should improve profitability by leveraging volume and market strength to obtain the best available global pricing to augment and/or supplant internal capacity and increase margins.

Nimble and Quick

Like their apparel counterpart, home fashion products and accessories are growing more fashionable and trendy. This creates new challenges and opportunities for suppliers. Retailers are driven by consumer appetite for differentiated product and higher threadcounts. For those suppliers who can respond quickly to changing needs, the market is wide open. With an expanded sourcing base and a more flexible mindset within our own manufacturing facilities, WestPoint Stevens is positioned to capitalize on the changing demands of a more dynamic marketplace.

Niche Player Selling to Many Countries

WestPoint Stevens' strategy in selling our products internationally is to focus on building brands, growing private label partnerships and providing niche products. This strategy enables us to sell home fashions products to some of the largest retailers in Canada, Europe, Australia, Mexico and other parts of Latin America. Our Company's global infrastructure and stewardship provide us great leverage to attract global brands and partners.

Synergy Between Sourcing and Retail Stores



The role of our stores becomes more important as sourcing becomes a larger part of our business plan. WestPoint Stevens is organized in a manner that fosters an ideal focus group by selling proprietary product through our 59 Company-owned retail stores. We are able to test new suppliers and even judge the response of a new product introduction using Point of Sale (POS) data generated from these stores. This synergy enables us to make better business and research and development decisions before time and money have been invested on large-scale rollouts.

SOURCED GOODS AS A PERCENTAGE OF TOTAL


$2,000
1,500
1,000
500
0
2000
2001
2002E

All Other Sales

Sourced Finished Goods Sales[1]

In 2001, WestPoint Stevens roughly doubled the sales of sourced finished goods from 2000. Sales from the Company's domestic manufacturing base are expected to remain flat in the near future, with growth stemming from expanded sourcing. Looking forward to 2004, the Company projects that sourced finished goods sales will exceed 25% of sales.

[1] Sourced finished goods are defined as goods sold domestically where either the entire product or some component thereof was purchased from a third party.

DIRECTORS AND OFFICERS



BOARD OF DIRECTORS

left to right

Holcombe T. Green, Jr., 62
Chairman and Chief Executive Officer
of WestPoint Stevens Inc.
Beneficial Ownership: 7,092,959
Director Since September 1992
Term Expires 2003
Committees: 3,4

Joseph R. Gladden, Jr., 59
Retired General Counsel of The Coca-Cola Company, the world's largest manufacturer and distributor of soft drinks.
Beneficial Ownership: 20,000
Director Since May 2001
Term Expires 2005
Committees: 3,5

John F. Sorte, 54
President and Chief Executive Officer of Morgan Lewis Githens & Ahn, Inc., an investment banking firm serving middle market companies.
Beneficial Ownership: 155,000
Director Since January 1993
Term Expires 2003
Committees: 1,5

Hugh M. Chapman, 69
Retired Chairman of NationsBank, N.A. South, a bank and financial holding company.
Beneficial Ownership: 54,000
Director Since August 1997
Term Expires 2004
Committees: 1,2,3

John G. Hudson, 76
Retired President of Avondale Mills, the nation's largest producer of utility wear fabric and a leading producer of denim and sales yarn.
Beneficial Ownership: 89,995
Director Since September 1992
Retiring 2002
Committees: 2,4

J. Hicks Lanier, 61
Chairman, Chief Executive Officer and President of Oxford Industries, a consumer apparel products company.
Beneficial Ownership: 50,000
Director Since May 2001
Term Expires 2004
Committees: 1,3,5

Gerald B. Mitchell, 74
Retired Chairman and Chief Executive Officer of Dana Corporation, an auto parts original equipment manufacturer.
Beneficial Ownership: 65,000
Director Since September 1992
Retiring 2002
Committees: 2

M. Katherine Dwyer, 53
(not pictured)
Chairperson and Chief Executive Officer of SkinKlinic, Inc., a service company that provides anti-aging treatments in nationwide clinics.
Beneficial Ownership: 55,000
Director Since October 1996
Term Expires 2002
Committees: 1

COMMITTEES

1 Member of Audit Committee
J. Hicks Lanier, Chairman

2 Member of Compensation Committee
Hugh M. Chapman, Chairman

3 Member of Nominating Committee
Holcombe T. Green, Jr., Chairman

4 Member of Cotton Committee
John G. Hudson, Chairman

5 Member of Finance Committee
Joseph R. Gladden, Jr., Chairman

EXECUTIVE OFFICERS

Holcombe T. Green, Jr.
Chairman of the Board and
Chief Executive Officer

M.L. "Chip" Fontenot
President and Chief Operating Officer

L. Dupuy Sears
Senior Vice President – Finance and
Chief Financial Officer

Robert B. Dale
Senior Vice President – Sales and Marketing
President – Bed and Bath Division

Lanny L. Bledsoe
Senior Vice President – Manufacturing

Michael J. Velsmid, Jr.
Senior Vice President – Retail Stores
President – WestPoint Stevens Stores Inc.

Arthur "Art" Birkins
President – Basic Bedding Division

SELECTED FINANCIAL DATA

13 12 11 10 9 8 7 6 5 4 3 2 1

The selected historical financial data presented below for 2001, 2000 and 1999 were derived from the Audited Consolidated Financial Statements of the Company and its subsidiaries as of and for the years ended December 31, 2001, 2000 and 1999 (the "Consolidated Financial Statements"), and should be read in conjunction therewith, including the notes thereto and the other financial information included elsewhere in this report. The statement of operations data reflect the discontinuance of the Alamac Knit Fabrics subsidiary and accordingly only reflect the operations of Home Fashions.

Year Ended December 31,	**2001**	2000	1999	1998	1997
(In millions, except per share data)					
Statement of Operations Data:					
Net sales	**$1,765.1**	$1,815.9	$1,883.3	$1,779.0	$1,657.5
Gross earnings [1]	**378.3**	388.4	505.3	474.7	419.8
Operating earnings [2]	**115.3**	34.9	268.1	248.3	214.9
Interest expense	**141.6**	122.3	102.4	105.7	102.2
Income (loss) from continuing operations before income tax expense (benefit) and extraordinary items [3]	**(42.6)**	(98.8)	162.9	141.7	110.2
Income (loss) from continuing operations before extraordinary items [4]	**(27.3)**	(63.3)	104.1	90.6	69.3
Net income (loss) [4]	**(27.3)**	(63.3)	104.1	40.0	78.0
Diluted net income (loss) per common share:					
Continuing operations	**(.55)**	(1.28)	1.84	1.51	1.11
Discontinued operations	**–**	–	–	–	.14
Extraordinary item – loss on extinguishment of debt [5]	**–**	–	–	(.84)	–
Net income (loss) per common share	**(.55)**	(1.28)	1.84	.67	1.25
Diluted average common shares outstanding	**49.6**	49.6	56.6	59.9	62.7

December 31,	**2001**	2000	1999	1998	1997
(In millions)					
Balance Sheet Data:					
Total assets	**$1,368.8**	$1,458.4	$1,540.7	$1,391.2	$1,291.1
Working capital [6]	**242.1**	180.1	233.1	178.2	212.2
Total debt	**1,672.5**	1,627.8	1,464.8	1,335.4	1,187.7
Stockholders' equity (deficit)	**(778.4)**	(712.8)	(498.0)	(487.5)	(425.0)

See footnotes on following page.

FIVE-YEAR SELECTED FINANCIAL DATA continued

Year Ended December 31,	2001	2000	1999	1998	1997
(In millions, except ratios)					
Other Data:					
Depreciation and amortization:					
Continuing operations	**$ 83.9**	$ 80.8	$ 84.1	$ 80.6	$ 71.7
Discontinued operations	–	–	–	–	5.5
Capital expenditures:					
Continuing operations	**60.5**	76.7	148.6	147.5	148.9
Discontinued operations	–	–	–	–	3.2
Continuing operations – adjusted operating earnings(7)	**134.0**	229.5	268.1	248.3	214.9
Continuing operations – adjusted net income (loss)(8)	**(15.4)**	66.7	104.1	90.6	69.3
Continuing operations – adjusted operating margin(9)	**7.6%**	12.6%	14.2%	14.0%	13.0%

(1) Gross earnings for the years ended December 31, 2001 and 2000 include costs of the Eight-Point Plan of $13.7 million and $85.3 million, respectively.

(2) Operating earnings for the years ended December 31, 2001 and 2000 include restructuring and impairment charges of $5.0 million and $109.2 million, respectively, and other costs of the Eight-Point Plan of $13.7 million and $85.3 million, respectively, totaling $18.7 million and $194.5 million, respectively.

(3) Loss from continuing operations before income tax benefit for the years ended December 31, 2001 and 2000 include restructuring and impairment charges of $5.0 million and $109.2 million, respectively, and other costs of the Eight-Point Plan and other charges of $13.7 million and $94.0 million, respectively, totaling $18.7 million and $203.2 million, respectively.

(4) Loss from continuing operations and net loss for the years ended December 31, 2001 and 2000 include restructuring and impairment charges of $5.0 million and $109.2 million, respectively, and other costs of the Eight-Point Plan and other charges of $13.7 million and $94.0 million, respectively, totaling $18.7 million and $203.2 million, respectively, before income tax benefit of $6.7 million and $73.1 million, respectively, for a net amount of $11.9 million and $130.1 million, respectively.

(5) In 1998, the Company recorded an extraordinary item of $50.6 million, net of income taxes of $28.5 million, for the early extinguishment of debt. The extraordinary charge consisted primarily of tender premiums and the write-off of deferred debt costs.

(6) Working capital at December 31, 2001, 2000, 1999, 1998 and 1997 includes the current portion of bank indebtedness and other long-term debt of $107.5 million, $152.8 million, $89.8 million, $60.4 million and $41.4 million, respectively.

(7) Continuing operations-adjusted operating earnings represents operating earnings from continuing operations, adjusted to remove the impact of the restructuring and impairment charges and other costs of the Eight-Point Plan. Such amounts are presented to facilitate comparisons between periods since there were no similar charges for the years ended December 31, 1999, 1998 and 1997.

(8) Continuing operations-adjusted net income represents net income from continuing operations, adjusted to remove the impact of the restructuring and impairment charges and other costs of the Eight-Point Plan and other charges and before extraordinary items and discontinued operations.

(9) Continuing operations-adjusted operating margin represents continuing operations-adjusted operating earnings as a percentage of net sales for the periods presented.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Second-Lien Facility and Senior Credit Facility

On June 29, 2001, the Company announced the closing of a $165.0 million Second-Lien Facility with a maturity date of February 28, 2005. Net proceeds from the transaction, after payment of approximately $16.3 million of related transaction fees and expenses, were used to reduce outstanding borrowings under the Senior Credit Facility as well as provide additional liquidity for working capital and general corporate purposes. Interest under the Second-Lien Facility is payable quarterly at an interest rate of prime plus 8% increasing each quarter after June 30, 2002 by .375% but in no event less than 15%. Loans under the Second-Lien Facility are secured by a second priority lien on the assets securing the existing Senior Credit Facility. The approximately $16.3 million of related transaction fees and expenses were capitalized as deferred financing fees and are being amortized over the remaining term of the facility.

During the first and second quarters of 2001, the Company's Senior Credit Facility was amended primarily to modify certain financial ratios, add a minimum EBITDA covenant, limit restricted debt and equity payments including dividends, limit capital expenditures, permit the Second-Lien Facility transaction and provide for scheduled reductions of the revolving commitment. Effective with the closing of the Second-Lien Facility, the revolving commitment was reduced to $717.5 million from $800.0 million. The latest amendment to the Senior Credit Facility provides for a $25.0 million reduction in the revolver commitment on each of the following dates: November 1, 2002, February 1, 2003, August 1, 2003 and November 1, 2003 and further provides for a $17.5 million reduction in the revolver commitment on February 1, 2004 at which time the revolver commitment will be $600.0 million. The amendments further provide that any increase in the Trade Receivables Program above the current $160.0 million limit, up to a $200.0 million limit, would reduce the revolver commitment under the Senior Credit Facility by a similar amount.

At the option of the Company, interest under the Senior Credit Facility will be payable monthly, either at the prime rate plus 1.25% or at LIBOR plus 3%. The Company pays a facility fee in an amount equal to 0.50% of each Bank's commitment under the Revolver. The loans under the Senior Credit Facility are secured by the pledge of all the stock of the Company's material subsidiaries and a first priority lien on substantially all of the assets of the Company, other than the Company's accounts receivable.

Restructuring, Impairment, and Other Charges

As a result of a strategic review of the Company's businesses, manufacturing and other facilities, and products in the second quarter of 2000, the Company's Board of Directors approved a $222.0 million pretax charge to cover the cost of implementing an Eight-Point Plan that is designed to streamline operations and improve profitability.

The Eight-Point Plan addresses the following points: 1) expansion of brands; 2) exploration of new licensing opportunities; 3) rationalization of manufacturing operations; 4) reduction in overhead expense; 5) increase in global sourcing; 6) improvement of inventory utilization; 7) enhancement of supply chain and logistics functions; and 8) improvement in capital structure. The Company estimates the implementation of the Eight-Point Plan will generate annual pretax savings of $38.0 million starting in 2002. Given the disruptive nature of the restructuring activity that includes significant machinery relocation and realignment, the Company does not anticipate any significant benefit from the restructuring plan until the first quarter of 2002. The estimated annual pretax savings of $38.0 million (of which $35.0 million are estimated cash savings primarily in the form of labor and overhead savings and $3.0 million are estimated depreciation savings) will be reflected for the most part as a reduction in cost of goods sold and to a lesser extent as a reduction in general and administrative expenses.

During 2000, the Company conducted an intense evaluation of its manufacturing process flow and capacity and how they relate to market demand. The Company adopted a plan to close certain manufacturing plants and consolidate manufacturing operations in an arrangement that will reduce costs and enable more efficient production. The Company also evaluated its internal support and administrative functions and adopted a plan to consolidate as well as outsource certain internal support and administrative functions.

As of March 2, 2002, four plant closings have been announced under the Eight-Point Plan. On October 2, 2000, the Rosemary greige plant, a towel plant located in Roanoke Rapids, North Carolina, and the Liebhardt basic bedding plant in Union, South Carolina, were scheduled for closing. On January 29, 2001, the Seneca plant, a sheeting plant in Seneca, South Carolina, was scheduled for closing. On March 1, 2001, the Whitmire yarn plant in Whitmire, South Carolina, was scheduled for closing. In addition to these closings, a reduction in the workforce of the remaining finishing and fabricating facilities at the Rosemary complex was announced on February 5, 2001. These plant closings will enable the Company to consolidate its manufacturing in locations that allow the most efficient work flow.

The cost of the manufacturing rationalization and certain overhead reduction costs were reflected in a restructuring and impairment charge of $109.2 million, before taxes, in 2000 and a restructuring and impairment charge of $5.0 million, before taxes, in 2001. The components of the restructuring and impairment charge in 2000 included $66.8 million for the impairment of fixed assets, $23.7 million for the impairment of goodwill and other assets and $18.7 million in reserves to cover cash expenses related to severance benefits of $14.7 million and other exit costs, including lease terminations, of $4.0 million. The components of the restructuring and impairment charge in 2001 included $7.0 million in reserves to cover cash expenses related to severance benefits and a reduction in reserves for other exit costs of $2.0 million.

Since the adoption of the Eight-Point Plan, the Company has terminated and agreed to pay severance (including continuing termination benefits) to approximately 1,700 employees. The restructuring plan was completed in the fourth quarter of 2001.

The following is a summary of the restructuring and impairment activity in the related reserves (in millions):

	Writedown Assets	Employee Termination Benefits	Other Exit Costs	Total Charge
2000 Restructuring and Impairment Charge:				
Second Quarter	$ 87.9	$ 4.6	$ 3.4	$ 95.9
Third Quarter	–	5.8	0.3	6.1
Fourth Quarter	2.6	4.3	0.3	7.2
Total 2000 Charge	90.5	14.7	4.0	109.2
2001 Restructuring and Impairment Charge:				
First Quarter	–	5.0	–	5.0
Fourth Quarter	–	2.0	(2.0)	–
Total 2001 Charge	–	7.0	(2.0)	5.0
Writedown Assets to Net Recoverable Value	(90.5)	–	–	(90.5)
2000 Cash Payments	–	(4.7)	(0.3)	(5.0)
2001 Cash Payments	–	(15.0)	(0.1)	(15.1)
Balance at December 31, 2001	$ –	$ 2.0	$ 1.6	$ 3.6

During 2000, other costs of the Eight-Point Plan and other charges of $94.0 million, before taxes, were recognized including inventory writedowns of $74.2 million; claims of $5.0 million; other expenses of $6.1 million consisting primarily of $2.2 million for the relocation of machinery, $2.4 million of related unabsorbed overhead and other expenses of $1.5 million, all reflected in cost of goods sold; and other costs of $8.7 million consisting primarily of $5.7 million of unusual contractual severance and other expenses of $3.0 million reflected in Other expense-net. During 2001, other costs for the completion of the Eight-Point Plan of $13.7 million, before taxes, were recognized consisting primarily of $10.0 million for the relocation of machinery, $3.0 million of related unabsorbed overhead and other expenses of $0.7 million, all reflected in cost of goods sold.

Results of Operations

The table below is a summary of the Company's operating results for the years ended December 31, 2001, 2000 and 1999. The following discussion is limited to an analysis of the results of continuing operations (in millions of dollars and as percentages of net sales).

Year Ended December 31,	2001	2000	1999
Net sales	$1,765.1	$1,815.9	$1,883.3
Gross earnings	$ 378.3	$ 388.4	$ 505.3
Restructuring and impairment charge	$ 5.0	$ 109.2	–
Operating earnings	$ 115.3	$ 34.9	$ 268.1
Interest expense	$ 141.6	$ 122.3	$ 102.4
Other expense – net	$ 16.3	$ 11.4	$ 2.8
Income (loss) from operations before taxes	$ (42.6)	$ (98.8)	$ 162.9
Income (loss) from operations	$ (27.3)	$ (63.3)	$ 104.1
Gross margin	21.4%	21.4%	26.8%
Operating margin	6.5%	1.9%	14.2%

2001 Compared with 2000

Net Sales. Net sales for the year ended December 31, 2001 decreased $50.7 million, or 2.8%, to $1,765.1 million compared with net sales of $1,815.9 million for the year ended December 31, 2000. The decrease resulted from difficult conditions at retail for all of 2001 that caused a decline in sales across all product categories with the exception of basic bedding accessories. Sales were also negatively impacted by increased promotional pricing activity due to the weak retail sales environment.

For the year ended December 31, 2001, bed products sales were $1,024.3 million compared with $1,054.0 million in 2000, bath products sales were $524.0 million compared with $551.8 million in 2000 and other sales (consisting primarily of sales from the Company's retail stores and foreign operations) were $216.9 million compared with $210.1 million in 2000.

Gross Earnings/Margins. Gross earnings before restructuring charges for the year ended December 31, 2001 of $392.0 million decreased $81.8 million, or 17.3%, compared with $473.8 million for 2000 and reflect gross margins of 22.2% in 2001 and 26.1% in 2000. Gross earnings after the restructuring charge were $378.3 million for the year ended December 31, 2001 compared with $388.4 million in 2000. Gross earnings and margins deteriorated in 2001 due to increased raw material costs, primarily cotton, and a weakness in retail markets that resulted in increased promotional activity and lower sales that necessitated selected production downtime and resulted in under absorption of fixed costs.

Operating Earnings/Margins. Selling, general and administrative expenses before restructuring charges increased $13.7 million, or 5.6%, in 2001 compared with 2000, and as a percentage of net sales represent 14.6% in 2001 and 13.5% in 2000. Restructuring charges of $5.0 million were incurred in 2001 related to the Company's Eight-Point Plan. The increase in selling, general and administrative expenses in 2001 was primarily due to increased bad debt expense and expenses associated with the acquired Chatham blanket unit that were partially offset by reduced litigation reserves.

Operating earnings for the year ended December 31, 2001 before restructuring charges were $134.0 million, or 7.6% of sales, and decreased $95.5 million, or 41.6%, compared with operating earnings of $229.5 million, or 12.6% of sales, for 2000. Operating earnings for the year ended December 31, 2001 after the restructuring charge were $115.3 million compared with $34.9 million in 2000. The increase in operating earnings in 2001 resulted from the reduced level of charges related to the Company's restructuring program.

Interest Expense. Interest expense for the year ended December 31, 2001 of $141.6 million increased $19.3 million compared with interest expense for the year ended December 31, 2000. The increase in interest expense was due primarily to higher average debt levels and higher average interest rates on the Company's variable rate bank debt and Second-Lien Facility.

Other Expense-Net. Other expense-net increased $13.6 million for the year ended December 31, 2001 to $16.3 million from $2.7 million for the year ended December 31, 2000 before costs of the Eight-Point Plan of $8.7 million. The charges were comprised of a $7.5 million non-cash charge to adjust to market value its basis in an unconsolidated limited liability corporation, $2.3 million in charges for cotton derivatives in accordance with FASB 133, Accounting for Derivative Instruments and Hedging Activities and also included the amortization of deferred financing fees of $6.9 million in 2001 compared with $3.2 million in the 2000 period, less certain miscellaneous items. The primary asset of the limited liability corporation was an airplane that was sold during the year for less than its book value and generated $3.3 million in cash; as a result, the Company anticipates annual cash savings of $5.0 million.

Income Tax Expense. The Company's effective tax rate differed from the federal statutory rate primarily due to state income taxes and non-deductible items.

Net Income. Before charges associated with the Eight-Point Plan, net income for fiscal year 2001 was a loss of $15.4 million, or a loss of $0.31 per share diluted, and a loss of $27.3 million after the charges, or a loss of $0.55 per share diluted. Net income for 2000 before charges associated with the Eight-Point Plan was $66.7 million or $1.34 per share diluted and after charges was a loss of $63.3 million or a loss of $1.28 per share diluted.

Diluted per share amounts are based on 49.6 million average shares outstanding for both the 2001 and 2000 periods, respectively.

2000 Compared with 1999

Net Sales. Net sales for the year ended December 31, 2000 decreased $67.4 million, or 3.6%, to $1,815.9 million compared with net sales of $1,883.3 million for the year ended December 31, 1999. The decrease resulted from difficult conditions at retail in the latter part of 2000 that caused a significant decline in towel sales and to a lesser degree a decline in sheet sales despite increased sales of blankets, and growth in sales at the retail stores division. Sales were also negatively impacted due to the disruptive effect of a tornado that damaged the Abbeville (AL) Distribution Center in December.

For the year ended December 31, 2000, bed products sales were $1,054.0 million compared with $1,082.8 million in 1999, bath products sales were $551.8 million compared with $596.5 million in 1999 and other sales (consisting primarily of sales from the Company's retail stores and foreign operations) were $210.1 million compared with $203.9 million in 1999.

Gross Earnings/Margins. Gross earnings before restructuring charges for the year ended December 31, 2000 of $473.8 million decreased $31.5 million, or 6.2% compared with $505.3 million for 1999 and reflect gross margins of 26.1% in 2000 and 26.8% in 1999. Gross earnings after the restructuring charge were $388.4 million for the year ended December 31, 2000. Gross earnings and margins deteriorated in 2000 due to a weakness in retail markets during the second half of the year that necessitated selected production downtime and resulted in under absorption of fixed costs that were only partially offset by lower raw material costs.

Operating Earnings/Margins. Selling, general and administrative expenses before restructuring charges increased $7.0 million, or 3.0%, in 2000 compared with 1999, and as a percentage of net sales represent 13.5% in 2000 and 12.6% in 1999. Restructuring charges of $109.2 million were incurred in 2000 related to the Company's Eight-Point Plan. The increase in selling, general and administrative expenses in 2000 was primarily due to increased warehousing and shipping expenses that were only partially offset by ongoing cost reduction programs.

Operating earnings for the year ended December 31, 2000 before restructuring charges were $229.5 million, or 12.6% of sales, and decreased $38.6 million, or 14.4%, compared with operating earnings of $268.1 million, or 14.2% of sales, for 1999. Operating earnings for the year ended December 31, 2000 after the restructuring charge was $34.9 million. The deterioration of operating earnings resulted from the decrease in gross earnings and the increase in selling, general and administrative expenses discussed above.

Interest Expense. Interest expense for the year ended December 31, 2000 of $122.3 million increased $19.9 million compared with interest expense for the year ended December 31, 1999. The increase in interest expense was due primarily to higher average debt levels and higher average interest rates on the Company's variable rate bank debt.

Other Expense-Net. Other expense-net decreased a minimal amount for the year ended December 31, 2000 before costs of the Eight-Point Plan and other charges to $2.7 million from $2.8 million for the year ended December 31, 1999. After costs of the Eight-Point Plan and other charges, other expense-net increased $8.6 million for the year ended December 31, 2000 to $11.4 million. The charges were comprised of amortization of deferred financing fees of $3.2 million and costs of the Eight-Point Plan and other charges of $8.7 million in 2000, and amortization of deferred financing fees of $2.9 million in 1999, and other miscellaneous income and expense items in both periods.

Income Tax Expense. The Company's effective tax rate differed from the federal statutory rate primarily due to state income taxes and non-deductible items.

Net Income. Before charges associated with the Eight-Point Plan, net income for fiscal year 2000 was $66.7 million, or $1.34 per share diluted, and a loss of $63.3 million after the charges, or a loss of $1.28 per share diluted. Net income for 1999 was $104.1 million, or $1.84 per share diluted.

Diluted per share amounts are based on 49.6 million and 56.6 million average shares outstanding for the 2000 and 1999 periods, respectively. The decrease in the average shares outstanding was primarily the result of the purchase by the Company of shares under the stock repurchase programs.

Qualitative and Quantitative Disclosures About Market Risk

The Company is exposed to various market risks, including changes in certain commodity prices and interest rates. These exposures primarily relate to the acquisition of raw materials and changes in interest rates.

Commodities Risk. The Company selectively uses commodity futures contracts, forward purchase commodity contracts and option contracts primarily to manage its exposure to cotton commodity price risk. The Company does not hold or issue derivative instruments for trading purposes.

At December 31, 2001 and 2000, the Company, in its normal course of business, had entered into various commodity futures contracts and forward purchase commodity contracts. Based on year-end forward cotton prices, the Company's futures contracts and forward purchase contracts at December 31, 2001 (which covered a portion of its 2002 needs) had a net deferred loss of approximately $3.8 million. At December 31, 2000, the net deferred loss was approximately $2.1 million.

Based on a sensitivity analysis for commodities, the hypothetical net deferred loss for the combined commodity positions at December 31, 2001 is estimated to be approximately $8.1 million ($11.0 million at December 31, 2000), assuming a decrease of 10% in such commodity prices. Actual commodity price volatility is dependent on many varied factors impacting supply and demand that are impossible to forecast. Therefore, actual changes in fair value over time could differ substantially from the hypothetical change disclosed above.

Interest Rate Risk. At December 31, 2001 and 2000, the Company's floating interest rate debt outstanding was $672.5 million (of which $165.0 million was the Second-Lien Facility) and $627.8 million, respectively. A 100 basis point increase in market rates would increase interest expense and decrease income before income taxes by approximately $5.0 million and $6.3 million at December 31, 2001 and 2000, respectively. The amount was determined by calculating the effect of the hypothetical interest rate change on the Company's floating interest rate debt excluding the Second-Lien Facility. Based on market rates at December 31, 2001, a 100 basis point increase in market rates would not increase the minimum interest rate under the Second-Lien Facility.

The fair market value of long-term fixed interest rate debt is also subject to interest rate risk. Generally, the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. The estimated fair market value of the Company's total long-term fixed interest rate debt at December 31, 2001 was approximately $312.3 million, which was below its carrying value by approximately $687.7 million. At December 31, 2000, the estimated fair market value of the Company's long-term fixed interest rate debt was approximately $730.8 million, which was below its carrying value by approximately $269.2 million. A hypothetical 100 basis point decrease in the prevailing interest rates at December 31, 2001 would result in an increase in the fair market value of total long-term fixed interest rate debt by approximately $8.6 million ($30.9 million at December 31, 2000). Fair market values are determined from quoted market prices where available or based on estimates.

Critical Accounting Policies and Estimates

The Company's Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States, which require the Company to make estimates and assumptions. See Note 1 – Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements. Management believes that the following are some of the more critical judgment areas in the application of the Company's accounting policies that currently affect financial condition and results of operations.

Accounts Receivable. The Company maintains returns and allowances reserves as well as reserves for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments, including bad debt losses under the Trade Receivables Program special purpose entity. Returns and allowances reserves are based primarily on historical data available to the Company. Reserves for doubtful accounts are based on historical data as well as other current data available to the Company that includes the overdue status, financial status and credit ratings of its customers, and estimates of ultimate recoverability from customers in bankruptcy. At December 31, 2001 and 2000, the Company had accounts receivable reserves of $33.6 million and $22.1 million, respectively. Management believes that its estimates are conservative; however, if the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventories. The Company's inventories are stated at the lower of cost or market (net realizable value) and include material, labor and factory overhead. At December 31, 2001, approximately 78% of the Company's inventories are valued at the lower of cost or market using the "dollar value" last-in, first-out (LIFO) method. The remaining inventories are valued at the lower of cost or market using substantially the first-in, first-out (FIFO) method. The Company maintains market reserves for estimated obsolete, excess, aged or off-quality inventories equal to the difference between the cost of the inventory and the estimated market value based upon assumptions about future demand, channels of distribution and market conditions. At December 31, 2001 and 2000, the Company had market reserves of $73.1 million and $63.4 million, respectively. Management believes that its estimates are conservative; however, if market conditions were to deteriorate, resulting in higher levels of obsolete, excess, aged or off-quality inventories or lower estimated market values, additional market reserves may be required.

Accounting Policies Not Yet Adopted

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, *Business Combinations*, and No. 142, *Goodwill and Other Intangible Assets*. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. Statement 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives.

The Company will apply Statement 142 beginning in the first quarter of 2002. The Company will test goodwill for impairment using the two-step process prescribed in Statement 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The Company expects to perform the first of the required impairment tests of goodwill as of January 1, 2002 in the first quarter of 2002. Any impairment charge resulting from these transitional impairment tests will be reflected as the cumulative effect of a change in accounting principles in the first quarter of 2002. The Company has not yet determined what the effect of these tests will be on earnings and the financial position of the Company.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes Statement No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*, and the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations* for a disposal of a segment of a business. Statement 144 is effective for fiscal years beginning after December 15, 2001. The Company will adopt Statement 144 as of January 1, 2002 and it does not expect that the adoption will have a significant impact on the Company's financial position and results of operations.

Effects of Inflation

The Company believes that the relatively moderate rate of inflation over the past few years has not had a significant impact on its sales or profitability.

Liquidity and Capital Resources

The Company's principal sources of liquidity are expected to be cash from its operations and funds available under the Senior Credit Facility. At March 2, 2002, the maximum commitment under the Senior Credit Facility was $717.5 million and the Company had unused borrowing availability under the Senior Credit Facility totaling $123.2 million. The Senior Credit Facility contains covenants, which, among other things, limit indebtedness and require the maintenance of certain financial ratios, minimum EBITDA and minimum net worth (as defined). The latest amendment to the Senior Credit Facility provides for a $25.0 million reduction in the revolver commitment on each of the following dates: November 1, 2002, February 1, 2003, August 1, 2003 and November 1, 2003 and further provides for a $17.5 million reduction in the revolver commitment on February 1, 2004 at which time the revolver commitment will be $600.0 million. The amendments further provide that any increase in the Trade Receivables Program above the current $160.0 million limit, up to a $200.0 million limit, would reduce the revolver commitment under the Senior Credit Facility by a similar amount.

On January 22, 2002, Kmart Corporation filed a voluntary petition for reorganization under Chapter 11 of Title 11 of the United States Code. Kmart Corporation subsequently received approval of its debtor-in-possession financing and is currently working towards a restructuring and emergence from Chapter 11 in 2003. In conjunction with the restructuring, Kmart Corporation announced the closing of 284 retail store locations. This represents roughly 13% of its total store base. The Company has reviewed its sales and profit projections for Kmart Corporation for 2002 and believes that the recent Chapter 11 filing for bankruptcy protection by Kmart Corporation will not have a material adverse effect on the Company's future operations.

At December 31, 2001, the Company was in compliance with all its covenants under the Senior Credit Facility and Second-Lien Facility, and based on management's projections of 2002 results expects to remain in compliance with all the covenants under its credit agreements.

The Company's principal uses of cash for the next several years will be operating expenses, capital expenditures and debt service requirements related primarily to interest payments. The Company spent approximately $60.5 million in 2001 on capital expenditures and intends to invest approximately $40.0 to $50.0 million in 2002. The Board of Directors approved the payment of quarterly cash dividends of $.02 per share, which were paid on March 1 2001, and June 1, 2001, totaling approximately $2.0 million. The latest amendment of the Senior Credit Facility does not permit future cash dividends.

The Board of Directors has approved the purchase of up to 27 million shares of the Company's common stock, subject to the Company's debt limitations. At December 31, 2001, approximately 3.6 million shares remained to be purchased under these programs. The latest amendment of the Senior Credit Facility does not permit future stock repurchases.

The Company, through a "bankruptcy remote" receivables subsidiary, has a Trade Receivables Program that provides for the sale of accounts receivable on a revolving basis at rates more favorable than the Senior Credit Facility. In March 2001, the Company amended and extended the maturity date of its existing Trade Receivables Program with an independent issuer of receivables backed commercial paper until January 2002, and in January 2002 amended and extended the maturity date of its existing Trade Receivables Program until January 2003. Under the terms of the Trade Receivables Program, the Company has agreed to sell on an ongoing basis, and without recourse, an undivided ownership interest in its accounts receivable portfolio. The Company maintains the balance in the designated pool of accounts receivable sold by selling undivided interests in new receivables as existing receivables are collected. The agreement permits the sale of up to $160.0 million of accounts receivable. The cost of the Trade Receivables Program is charged to selling expense in the accompanying Consolidated Statements of Operations and is estimated to total approximately $4.8 million in 2002, compared with $6.5 million in 2001. At December 31, 2001 and 2000, $152.6 million and $140.0 million, respectively, of accounts receivable had been sold pursuant to the Trade Receivables Programs and the sale is reflected as a reduction of accounts receivable in the accompanying Consolidated Balance Sheets.

Debt service requirements for interest payments in 2002 are estimated to total approximately $138.0 million (excluding amounts related to the Trade Receivables Program) compared with interest payments of $143.0 million in 2001. The Company's long-term indebtedness has no scheduled principal reduction requirements during 2002.

Management believes that cash from the Company's operations and borrowings under its credit agreements will provide the funding necessary to meet the Company's anticipated requirements for capital expenditures, operating expenses and to enable it to meet its anticipated debt service requirements.

At December 31, 2001, the Company's major contractual obligations were as follows (in millions of dollars):

	Payments Due by Period						
	Total	2002	2003	2004	2005	2006	Later Periods
Senior Notes	$1,000.0	–	–	–	$525.0	–	$475.0
Senior Credit Facility	$ 507.5	–	–	$507.5	–	–	–
Second-Lien Facility	$ 165.0	–	–	–	$165.0	–	–
Operating Leases	$ 76.6	$21.2	$19.6	$ 15.0	$ 11.5	$4.9	$ 4.4
Inventory Contracts	$ 49.1	$49.1	–	–	–	–	–

CONSOLIDATED BALANCE SHEETS

December 31,	2001	2000
(In thousands, except share data)		
Assets		
Current Assets		
Cash and cash equivalents	$ 3,170	$ 167
Accounts receivable (less allowances of $33,573 and $22,063, respectively)	105,136	99,191
Inventories	397,192	407,332
Prepaid expenses and other current assets	29,613	42,247
Total current assets	535,111	548,937
Property, Plant and Equipment		
Land	6,765	6,767
Buildings and improvements	359,014	341,932
Machinery and equipment	1,008,713	991,481
Leasehold improvements	12,320	11,478
	1,386,812	1,351,658
Less accumulated depreciation and amortization	(637,486)	(579,638)
Net property, plant and equipment	749,326	772,020
Other Assets		
Deferred financing fees (less accumulated amortization of $14,680 and $7,714, respectively)	32,879	18,497
Prepaid pension and other assets	4,243	72,829
Goodwill (less accumulated amortization of $4,488 and $3,193, respectively)	47,288	46,166
Total other assets	84,410	137,492
	$1,368,847	$1,458,449
Liabilities and Stockholders' Equity (Deficit)		
Current Liabilities		
Senior Credit Facility	$ 107,501	$ 152,849
Accrued interest payable	3,856	4,734
Accounts payable	67,218	75,883
Accrued employee compensation	21,166	24,755
Accrued customer incentives	31,577	28,721
Other accrued liabilities	61,723	81,928
Total current liabilities	293,041	368,870
Long-Term Debt	1,565,000	1,475,000
Noncurrent Liabilities		
Deferred income taxes	182,822	265,812
Pension and other liabilities	106,351	61,588
Total noncurrent liabilities	289,173	327,400
Stockholders' Equity (Deficit)		
Common Stock and capital in excess of par value:		
Common Stock, $.01 par value; 200,000,000 shares authorized; 71,099,649 shares issued	395,903	367,515
Accumulated deficit	(680,789)	(650,943)
Treasury stock; 21,528,567 and 21,686,082 shares at cost, respectively	(418,781)	(420,421)
Accumulated other comprehensive income (loss)	(69,386)	(1,774)
Unearned compensation	(5,314)	(7,198)
Total stockholders' equity (deficit)	(778,367)	(712,821)
	$1,368,847	$1,458,449

See accompanying notes.

Year ended December 31,	2001	2000	1999
(In thousands, except per share data)			
Net sales	$1,765,146	$1,815,870	$1,883,263
Cost of goods sold	1,386,804	1,427,447	1,377,917
Gross earnings	378,342	388,423	505,346
Selling, general and administrative expenses	258,007	244,278	237,246
Restructuring and impairment charge	5,008	109,199	–
Operating earnings	115,327	34,946	268,100
Interest expense	141,606	122,287	102,395
Other expense-net	16,294	11,419	2,843
Income (loss) from operations before income tax expense (benefit)	(42,573)	(98,760)	162,862
Income tax expense (benefit)	(15,225)	(35,450)	58,750
Net income (loss)	$ (27,348)	$ (63,310)	$ 104,112
Basic net income (loss) per common share	$ (.55)	$ (1.28)	$ 1.89
Diluted net income (loss) per common share	$ (.55)	$ (1.28)	$ 1.84
Basic average common shares outstanding	49,606	49,635	55,119
Dilutive effect of stock options and stock bonus plan	–	–	1,479
Diluted average common shares outstanding	49,606	49,635	56,598

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31,	2001	2000	1999
(In thousands)			
Cash flows from operating activities:			
Net income (loss)	$ (27,348)	$ (63,310)	$ 104,112
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:			
Depreciation and other amortization	83,920	80,775	84,091
Deferred income taxes	(10,441)	(41,735)	52,213
Changes in assets and liabilities excluding the effect of acquisitions, dispositions and the Trade Receivables Program:			
Accounts receivable	(14,453)	228	(24,333)
Inventories	14,640	39,785	(67,865)
Prepaid expenses and other current assets	3,606	(6,697)	4,209
Accrued interest payable	(878)	398	(441)
Accounts payable and other accrued liabilities	(29,754)	(4,605)	(95)
Other – net	12,377	(9,562)	(18,828)
Non-cash component of restructuring and impairment charge	–	90,478	–
Total adjustments	59,017	149,065	28,951
Net cash provided by operating activities	31,669	85,755	133,063
Cash flows from investing activities:			
Capital expenditures	(60,524)	(76,742)	(148,610)
Net proceeds from sale of assets	1,253	624	537
Purchase of business	(8,363)	–	–
Net cash used for investing activities	(67,634)	(76,118)	(148,073)
Cash flows from financing activities:			
Senior Credit Facility:			
Borrowings	1,231,132	1,337,785	1,016,621
Repayments	(1,351,480)	(1,174,739)	(887,218)
Proceeds from Trade Receivables Program	12,600	(14,000)	9,000
Proceeds from issuance of Common Stock	–	8,891	6,285
Purchase of Common Stock for treasury	–	(64,316)	(126,688)
Cash dividends paid	(2,015)	(103,253)	(3,355)
Proceeds from Second-Lien Facility	165,000	–	–
Fees associated with refinancing	(16,269)	–	–
Net cash provided by (used for) financing activities	38,968	(9,632)	14,645
Net increase (decrease) in cash and cash equivalents	3,003	5	(365)
Cash and cash equivalents at beginning of period	167	162	527
Cash and cash equivalents at end of period	$ 3,170	$ 167	$ 162

See accompanying notes.

OF STOCKHOLDERS' EQUITY (DEFICIT)

(In thousands)	Common Shares	Common Stock and Capital in Excess of Par Value	Treasury Stock Shares	Treasury Stock Amount	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Unearned Compensation	Total
Balance, January 1, 1999	70,862	$343,437	(14,577)	$(242,844)	$(585,115)	$ (2,930)	$ –	$(487,452)
Comprehensive income:								
Net income	–	–	–	–	104,112	–	–	104,112
Foreign currency translation adjustment	–	–	–	–	–	818	–	818
Comprehensive income								104,930
Exercise of management stock options including tax benefit	238	8,744	399	112	–	–	–	8,856
Issuance of stock pursuant to Stock Bonus Plan including tax benefit	–	2,184	295	3,193	–	–	–	5,377
Issuance of restricted stock	–	7,139	501	2,255	–	–	(9,394)	–
Amortization of compensation	–	–	–	–	–	–	332	332
Purchase of treasury shares	–	–	(5,477)	(126,688)	–	–	–	(126,688)
Cash dividends	–	–	–	–	(3,355)	–	–	(3,355)
Stock dividends pursuant to Stock Bonus Plan	–	–	–	–	(20)	–	–	(20)
Balance, December 31, 1999	71,100	361,504	(18,859)	(363,972)	(484,378)	(2,112)	(9,062)	(498,020)
Comprehensive income (loss):								
Net loss	–	–	–	–	(63,310)	–	–	(63,310)
Foreign currency translation adjustment	–	–	–	–	–	338	–	338
Comprehensive income (loss)								(62,972)
Exercise of management stock options including tax benefit	–	4,148	754	5,251	–	–	–	9,399
Issuance of stock pursuant to Stock Bonus Plan including tax benefit	–	1,858	248	2,602	–	–	–	4,460
Issuance of restricted stock	–	5	2	14	–	–	(19)	–
Amortization of compensation	–	–	–	–	–	–	1,883	1,883
Purchase of treasury shares	–	–	(3,831)	(64,316)	–	–	–	(64,316)
Cash dividends	–	–	–	–	(103,253)	–	–	(103,253)
Stock dividends pursuant to Stock Bonus Plan	–	–	–	–	(2)	–	–	(2)
Balance, December 31, 2000	71,100	367,515	(21,686)	(420,421)	(650,943)	(1,774)	(7,198)	(712,821)
Comprehensive income (loss):								
Net loss	–	–	–	–	(27,348)	–	–	(27,348)
Minimum pension liability adjustment, net of tax of $37,494	–	–	–	–	–	(66,655)	–	(66,655)
Foreign currency translation adjustment	–	–	–	–	–	(60)	–	(60)
Cash flow hedges:								
Cumulative effect of change in accounting, net of tax of $544	–	–	–	–	–	(968)	–	(968)
Net derivative gains, net of tax of $38	–	–	–	–	–	71	–	71
Comprehensive income (loss)								(94,960)
Issuance of stock pursuant to Stock Bonus Plan including tax expense	–	1,589	146	1,565	–	–	–	3,154
Issuance of restricted stock	–	(19)	11	75	–	–	(76)	(20)
Amortization of compensation	–	–	–	–	–	–	1,960	1,960
Net operating loss benefit	–	26,818	–	–	–	–	–	26,818
Cash dividends	–	–	–	–	(2,015)	–	–	(2,015)
Stock dividends pursuant to Stock Bonus Plan	–	–	–	–	(483)	–	–	(483)
Balance, December 31, 2001	**71,100**	**$395,903**	**(21,529)**	**$(418,781)**	**$(680,789)**	**$(69,386)**	**$(5,314)**	**$(778,367)**

See accompanying notes.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business. WestPoint Stevens Inc. (the "Company") is a manufacturer and marketer of bed and bath products, including sheets, pillowcases, comforters, blankets, bedspreads, pillows, mattress pads, towels and related products. The Company conducts its operations in the consumer home fashions (bed and bath products) industry.

Principles of Consolidation. The consolidated financial statements of the Company include the accounts of the Company and all of its subsidiaries. All material intercompany accounts and transactions have been eliminated.

Use of Estimates. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

During the fourth quarter of 2001, the Company recorded bad debt expense of $7.0 million net of taxes related to the write-down of receivables as a result of Kmart Corporation's bankruptcy filing in January 2002. The Company also reviewed its litigation exposures and other contingency issues, and as a result of favorable litigation settlements in 2001 and other evaluations reduced its reserves for related exposures by approximately $5.0 million net of taxes during the fourth quarter of 2001.

Reclassifications. Certain amounts in the 2000 and 1999 financial statements have been reclassified to conform to the current year presentation.

Concentrations of Credit Risk. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and trade accounts receivable.

The Company maintains cash and cash equivalents and certain other financial instruments with various financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company's customer base; however, as of December 31, 2001, substantially all of the Company's receivables were from companies in the retail industry. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral.

Cash and Cash Equivalents. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Short-term investments (consisting primarily of commercial paper and certificates of deposit) totaling approximately $3.2 million and $0.2 million are included in cash and cash equivalents at December 31, 2001 and 2000, respectively. These investments are carried at cost, which approximates market value.

Inventories. Inventory costs include material, labor and factory overhead. Inventories are stated at the lower of cost or market (net realizable value). At December 31, 2001 and 2000, approximately 78% of the Company's inventories are valued at the lower of cost or market using the "dollar value" last-in, first-out ("LIFO") method. The remaining inventories (approximately $88.3 million and $89.2 million at December 31, 2001 and 2000, respectively) are valued at the lower of cost or market using substantially first-in, first-out method.

Inventories consisted of the following (in thousands of dollars):

December 31,	2001	2000
Finished goods	$176,043	$183,660
Work in process	170,854	169,745
Raw materials and supplies	50,295	55,569
LIFO reserve	–	(1,642)
	$397,192	$407,332

Property, Plant and Equipment. As a result of the adoption of Fresh Start reporting, as of September 30, 1992, property, plant and equipment were adjusted to their estimated fair values and historical accumulated depreciation was eliminated. Additions since September 30, 1992 are stated at cost.

Depreciation is computed over estimated useful lives using the straight-line method for financial reporting purposes and accelerated methods for income tax reporting. Depreciation expense was approximately $82.6 million, $79.2 million and $82.3 million in the years ended December 31, 2001, 2000 and 1999, respectively.

Estimated useful lives for property, plant and equipment are as follows:

Buildings and improvements	10 to 40 Years
Machinery and equipment	3 to 18 Years
Leasehold improvements	Lease Terms

Derivatives. Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended by Statement 137 and Statement 138. As discussed further in Note 7, the 2001 Consolidated Financial Statements were prepared in accordance with the provisions of Statement 133. Prior year's financial statements have not been restated. As required by Statement 133, the 2000 and 1999 Consolidated Financial Statements were prepared in accordance with the applicable professional literature for derivatives and hedging instruments in effect at that time.

Income Taxes. The Company accounts for income taxes under Statement No. 109, *Accounting for Income Taxes.* Under Statement No. 109, deferred income taxes are provided at the enacted marginal rates on the differences between the financial statement and income tax bases of assets and liabilities. See Note 5 – Income Taxes.

Pension Plans. The Company has defined benefit pension plans covering essentially all employees. The benefits are based on years of service and compensation. The Company's practice is to fund amounts that are required by the Employee Retirement Income Security Act of 1974. See Note 3 - Employee Benefit Plans.

The Company also sponsors an employee savings plan covering eligible employees who elect to participate. Participants in this plan make contributions as a percent of earnings. The Company matches certain amounts of employee contributions. See Note 3 - Employee Benefit Plans - Retirement Savings Plan.

Other Employee Benefits. The Company accounts for post-retirement and post-employment benefits in accordance with Statement No. 106, *Employer's Accounting for Post Retirement Benefits Other Than Pensions* and Statement No. 112, *Employer's Accounting for Postemployment Benefits.* See Note 3 – Employee Benefit Plans – Other Post-Retirement Benefit Plans.

Stock-Based Compensation. The Company grants stock options for a fixed number of shares in accordance with certain of its benefit plans. The Company accounts for stock option grants in accordance with APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and, accordingly, recognizes no compensation expense for the stock option grants if the exercise price is equal to or more than the fair value of the shares at the date of grant. Pro forma information regarding net income and earnings per share, as calculated under the provisions of Statement No. 123, *Accounting for Stock-Based Compensation,* are disclosed in Note 6 - Stockholders' Equity (Deficit).

Fair Value Disclosures. *Cash and cash equivalents:* The carrying amounts reported in the balance sheets for cash and cash equivalents approximate its fair value.

Accounts receivable and accounts payable: The carrying amounts reported in the balance sheets for accounts receivable and accounts payable approximate their fair value.

Long-term and short-term debt: The fair value of the Company's outstanding debt is estimated based on the quoted market prices for the same issues where available or based on estimates. The fair value of the $1,672.5 million and $1,627.8 million of outstanding debt at December 31, 2001 and 2000 was approximately $908.7 million and $1,358.6 million, respectively.

Acquisitions and Goodwill. The Company's acquisitions are accounted for under the purchase method of accounting. Under the purchase method of accounting, the results of operations of the acquired businesses are included in the accompanying consolidated financial statements as of their respective acquisition dates. Assets acquired and liabilities assumed of purchased businesses have been recorded at their estimated fair values. The excess of the purchase price over identified assets is classified as goodwill and is amortized on a straight-line basis over a forty-year period. See Accounting Policies Not Yet Adopted below.

The Company's enterprise level goodwill and other intangible assets are periodically reviewed for impairment to ensure they are appropriately valued. Conditions that may indicate impairment exists include an economic downturn in the Company's markets or a change in the assessment of future operations. In the event that a condition is identified that may indicate impairment exists, then the amount of impairment, if any, is determined by comparing the undiscounted net cash flows of the operations to which the goodwill applies to the net book value of the operations, including goodwill.

In January 2001, the Company acquired the operations of a manufacturer of bedding products for approximately $8.4 million. The assets acquired consisted of property and equipment, inventories, accounts receivables and other related assets. The excess of the purchase price over the assets acquired was approximately $2.4 million.

Pro forma results have not been presented, as they are not significantly different than reported amounts.

Impairment of Long-Lived Assets. Long-lived assets, including related goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company evaluates the recoverability of its long-lived assets and related goodwill by comparing estimated future undiscounted cash flows with the asset's carrying amount to determine if impairment exists. Impairment, if any, is then measured by comparing carrying value to market value or discounted cash flow.

Revenue Recognition. The Company recognizes revenue when title to the goods sold passes to the buyer, which is generally at the time of shipment. The Company does recognize certain sales on a bill and hold basis consistent with industry practice, and such sales at the end of each period presented were not material.

Customer Incentives. Incentives are provided to customers primarily for new sales programs. These incentives begin to accrue when a commitment has been made to the customer and are recorded as a reduction to sales.

Earnings Per Common Share. Basic and diluted earnings per share are calculated in accordance with Statement No. 128, Earnings per Share. Basic earnings per share is based on the weighted average number of common shares outstanding, and diluted earnings per share includes any dilutive effects of stock options and the Company's stock bonus plan.

Segment Information. The Company is in one business segment, the consumer home fashions business, and follows the requirements of Statement No. 131, *Disclosures about Segments of an Enterprise and Related Information.*

Accounting Policies Not Yet Adopted. In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, *Business Combinations,* and No. 142, *Goodwill and Other Intangible Assets.* Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. Statement 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives.

The Company will apply Statement 142 beginning in the first quarter of 2002. The Company will test goodwill for impairment using the two-step process prescribed in Statement 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The Company expects to perform the first of the required impairment tests of goodwill as of January 1, 2002 in the first quarter of 2002. Any impairment charge resulting from these transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle in the first quarter of 2002. The Company has not yet determined what the effect of these tests will be on earnings and financial position of the Company.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes Statement No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,* and the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations* for a disposal of a segment of a business. Statement 144 is effective for fiscal years beginning after December 15, 2001. The Company will adopt Statement 144 as of January 1, 2002 and it does not expect that the adoption will have a significant impact on the Company's financial position and results of operations.

NOTE 2 INDEBTEDNESS AND FINANCIAL ARRANGEMENTS

Indebtedness is as follows (in thousands of dollars):

December 31,	2001	2000
Short-term indebtedness		
Senior Credit Facility	$ 107,501	$ 152,849
Long-term indebtedness		
Senior Credit Facility	$ 400,000	$ 475,000
7 7/8% Senior Notes due 2005	525,000	525,000
7 7/8% Senior Notes due 2008	475,000	475,000
Second-Lien Facility	165,000	–
	$1,565,000	$1,475,000

The Company's Senior Credit Facility with certain lenders (collectively, the "Banks") consists of a $717.5 million revolving credit facility ("Revolver"), subject to scheduled reductions, with a Revolver expiration date of November 30, 2004. The Company has included $400.0 million of Revolver in long-term debt at December 31, 2001 because the Company intends that at least that amount would remain outstanding during the next twelve months. Borrowing availability under the Senior Credit Facility was reduced by approximately $43.3 million of outstanding letters of credit at December 31, 2001.

In the second quarter of 2000, the Company's Senior Credit Facility was amended primarily to permit certain restructuring, impairment and other charges and the payment of a special dividend, plus add an additional financial ratio. During the first and second quarters of 2001, the Company's Senior Credit Facility was amended primarily to modify certain financial ratios, add a minimum EBITDA covenant, limit restricted debt and equity payments including dividends and stock repurchases, limit capital expenditures, permit the Second-Lien Facility transaction and provide for scheduled reductions of the revolving commitment. Effective with the closing of the Second-Lien Facility, the revolving commitment was reduced to $717.5 million from $800.0 million. The latest amendment to the Senior Credit Facility provides for a $25.0 million reduction in the revolver commitment on each of the following dates: November 1, 2002, February 1, 2003, August 1, 2003 and November 1, 2003 and further provides for a $17.5 million reduction in the revolver commitment on February 1, 2004 at which time the revolver commitment will be $600.0 million. The amendments further provide that any increase in the Trade Receivables Program above the current $160.0 million limit, up to a $200.0 million limit, would reduce the revolving commitment under the Senior Credit Facility by a similar amount.

At the option of the Company, interest under the Senior Credit Facility will be payable monthly, either at the prime rate plus 1.25% or at LIBOR plus 3%. The Company pays a facility fee in an amount equal to 0.50% of each Bank's commitment under the revolver. The loans under the Senior Credit Facility are secured by the pledge of all the stock of the Company's material subsidiaries and a first priority lien on substantially all of the assets of the Company, other than the Company's accounts receivable.

On June 29, 2001, the Company announced the closing of a $165.0 million Second-Lien Senior Credit Facility ("Second-Lien Facility") with a maturity date of February 28, 2005. Net proceeds from the transaction, after payment of approximately $16.3 million of related transaction fees and expenses, were used to reduce outstanding borrowings under the Senior Credit Facility as well as provide additional liquidity for working capital and general corporate purposes. Interest under the Second-Lien Facility is payable quarterly at an interest rate of prime plus 8% increasing each quarter after June 30, 2002 by .375% but in no event less than 15%. Loans under the Second-Lien Facility are secured by a second priority lien on the assets securing the existing Senior Credit Facility. The $16.3 million of related transaction fees and expenses were capitalized as deferred financing fees and are being amortized over the remaining term of the facility.

The 7 7/8% Senior Notes due 2005 and 7 7/8% Senior Notes due 2008 (together, the "Senior Notes") are general unsecured obligations of the Company and rank pari passu in right of payment with all existing or future unsecured and unsubordinated indebtedness of the Company and senior in right of payment to all subordinated indebtedness of the Company. The Senior Notes bear interest at the rate of 7 7/8% per annum, payable semi-annually on June 15 and December 15 of each year. The Senior Notes are redeemable, in whole or in part, at any time at the option of the Company at 100% of the principal amount thereof plus the Make-Whole Premium (as defined) plus accrued and unpaid interest, if any, to the date of purchase. In addition, in the event of a Change of Control (as defined), the Company will be required to make an offer to purchase the notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase.

The Company's credit agreements contain a number of customary covenants including, among others, restrictions on the incurrence of indebtedness, transactions with affiliates, and certain asset dispositions as well as limitations on restricted debt and equity payments and capital expenditures. Certain provisions require the Company to maintain certain financial ratios, a minimum interest coverage ratio, a minimum debt to EBITDA ratio, a minimum EBITDA and a minimum consolidated net worth (as defined). At December 31, 2001, the Company could not make restricted debt and equity payments.

Effective April 1, 2001, the Company adopted the requirements of Statement of Financial Accounting Standards No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities,* that replaces, in its entirety, Statement 125. Accordingly, the Company has modified several agreements to meet the new requirements to enable it to continue recognizing transfers of certain receivables to special-purpose entities as sales of receivables. As a result, the impact of adoption on net income in 2001 was immaterial.

The Company, through a "bankruptcy remote" receivables subsidiary, has a Trade Receivables Program which provides for the sale of accounts receivable on a revolving basis. In March 2001, the Company amended and extended the maturity date of its existing Trade Receivables Program with an independent issuer of receivables backed commercial paper until January 2002, and in January 2002 amended and extended the maturity date of its existing Trade Receivables Program until January 2003. Under the terms of the Trade Receivables Program, the Company has agreed to sell on an ongoing basis, and without recourse, an undivided ownership interest in its accounts receivable portfolio. The Company maintains the balance in the designated pool of accounts receivable sold by selling undivided interests in new receivables as existing receivables are collected. The agreement permits the sale of up to $160.0 million of accounts receivable. The cost of the Trade Receivables Program is charged to selling expense in the accompanying Consolidated Statements of Operations. At December 31, 2001 and 2000, $152.6 million and $140.0 million, respectively, of accounts receivable had been sold pursuant to the Trade Receivables Program and the sale is reflected as a reduction of accounts receivable in the accompanying Consolidated Balance Sheets.

Excluding amounts related to the Senior Credit Facility and Second-Lien Facility, maturities of long-term debt for the next three years is zero, in 2005 is $525.0 million and in 2006 is zero. The maturity date of the Senior Credit Facility is November 30, 2004 and the maturity date of the Second-Lien Facility is February 28, 2005, with no required principal payments prior to the maturity dates of either facility.

NOTE 3 EMPLOYEE BENEFIT PLANS

Pension Plans

The following table sets forth data for the Company's pension plans and amounts recognized in the accompanying Consolidated Balance Sheets at December 31, 2001 and 2000 (in thousands of dollars):

Year Ended December 31,	2001	2000
Change in benefit obligation:		
Projected benefit obligation at beginning of year	$ 323,956	$ 306,248
Service cost	8,490	8,077
Interest cost	24,529	24,224
Actuarial (gains) or losses	12,619	12,887
Benefit payments	(28,123)	(27,480)
Curtailments	(262)	–
Projected benefit obligation at end of year	$ 341,209	$ 323,956
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 305,171	$ 313,278
Actual return on plan assets	(4,914)	15,978
Employer contributions	493	3,395
Benefit payments	(28,123)	(27,480)
Fair value of plan assets at end of year	$ 272,627	$ 305,171

December 31,	2001	2000
Funded status:		
Projected benefit obligation	$(341,209)	$(323,956)
Fair value of assets	272,627	305,171
Funded status	(68,582)	(18,785)
Unrecognized amounts:		
Prior service cost	(20)	23
Net actuarial losses	122,452	80,280
Total unrecognized	122,432	80,303
Prepaid pension cost at year-end	$ 53,850	$ 61,518
Amounts recognized in the Consolidated Balance Sheets:		
Accrued (liability) asset	$ (50,420)	$ 61,518
Intangible asset	121	–
Accumulated other comprehensive income	104,149	–
Net amount recognized	$ 53,850	$ 61,518

The accumulated benefit obligation and the fair value of assets for pension plans with accumulated benefit obligations in excess of plan assets were $323.0 million and $272.6 million, respectively, as of December 31, 2001.

December 31,	2001	2000
Weighted average assumptions as of December 31:		
Discount rate	7.50%	7.75%
Expected return on plan assets	10.0%	10.0%
Rate of compensation increase	3.5%	3.5%

Year Ended December 31,	2001	2000	1999
Components of net periodic pension cost (benefit):			
Service cost	$ 8,490	$ 8,077	$ 8,601
Interest cost	24,529	24,224	23,305
Expected return on plan assets	(29,482)	(30,326)	(33,058)
Net amortization	4,551	1,891	1,124
Net periodic pension expense (benefit)	8,088	3,866	(28)
Additional pension expense due to curtailment	73	–	–
Total periodic pension expense (benefit)	$ 8,161	$ 3,866	$ (28)

Plan assets are primarily invested in United States Government and corporate debt securities and equity securities. At December 31, 2001 and 2000, the Company's pension plans held 705,558 shares of the Company's common stock with an aggregate cost of $20.0 million and market values of $1.7 million and $5.3 million, respectively.

Retirement Savings Plan

The Company matches 50% of each employee's before-tax contributions up to 2% of the employee's compensation. Company contributions may be made either in cash or in shares of Common Stock of the Company. During 2001, 2000 and 1999, the Company charged $2.1 million, $2.5 million and $2.6 million, respectively, to expense in connection with the Retirement Savings Plan.

Other Post-Retirement Benefit Plans

In addition to sponsoring defined benefit pension plans, the Company sponsors various defined benefit post-retirement plans that provide health care and life insurance benefits to certain current and future retirees. All such post-retirement benefit plans are unfunded. The following table presents the status of post-retirement plans (in thousands of dollars):

December 31,	2001	2000
Accumulated post-retirement benefit obligation at beginning of year	$14,260	$14,603
Service cost	–	1
Interest cost	1,134	1,126
Actuarial (gains) or losses	1,896	(83)
Benefit payments	(1,588)	(1,387)
Accumulated post-retirement benefit obligation at end of year	$15,702	$14,260

Net periodic post-retirement benefit plans expense is not material during the three-year period ended December 31, 2001.

As of December 31, 2001, the actuarial assumptions include a discount rate of 7.5% and a medical care trend rate of 9.0% for 2002, grading down to 6.0% by 2008. These trend rates reflect the Company's prior experience and management's expectation of future rates. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated post-retirement benefit plans obligations as of December 31, 2001 by approximately $0.5 million, and the aggregate service and interest cost components of net periodic post-retirement benefit cost for the year ended December 31, 2001 by an immaterial amount.

NOTE 4 DEFERRED FINANCING FEES

Included in Other expense-net in the accompanying Consolidated Statements of Operations for each of the years in the three-year period ended December 31, 2001, 2000 and 1999, is the amortization of deferred financing fees of $6.9 million, $3.2 million and $2.9 million, respectively. Amendment fees related to the Senior Credit Facility and transaction fees and expenses related to the Second-Lien Facility are capitalized in the period incurred and amortized over the remaining term of the facilities.

NOTE 5 INCOME TAXES

The Company accounts for income taxes in accordance with Statement 109; accordingly deferred income taxes are provided at the enacted marginal rates on the difference between the financial statement and income tax bases of assets and liabilities. Deferred income tax provisions or benefits are based on the change in the deferred tax assets and liabilities from period to period.

The total provision (benefit) for income taxes consisted of the following (in thousands of dollars):

Year Ended December 31,	**2001**	2000	1999
Current			
Federal	**$ –**	$ 5,041	$ 2,039
State	**133**	1,184	2,018
Foreign	**(21)**	(122)	(136)
Deferred			
Federal	**(13,520)**	(34,814)	51,961
State	**–**	(6,467)	3,063
Foreign	**(1,817)**	(272)	(195)
	$(15,225)	$(35,450)	$58,750

Income tax expense (benefit) differs from the statutory federal income tax rate of 35% for the following reasons (in thousands of dollars):

Year Ended December 31,	**2001**	2000	1999
Income tax expense (benefit) at federal statutory income tax rate	**$(14,901)**	$(34,566)	$57,002
State income taxes (net of effect of federal income tax)	**86**	(3,434)	3,303
Other-net	**(410)**	2,550	(1,555)
Income tax expense (benefit)	**$(15,225)**	$(35,450)	$58,750

Components of the net deferred income tax liability are as follows (in thousands of dollars):

December 31,	**2001**	2000
Deferred tax liabilities:		
Basis differences resulting from reorganization	**$(126,526)**	$(185,375)
Basis differences resulting from fixed assets	**(79,855)**	(69,401)
Income taxes related to prior years, including interest	**(17,283)**	(17,283)
Nondeductible expenses	**(30,780)**	(37,881)
Deferred tax assets:		
Reserves for litigation, environmental, employee benefits and other	**55,506**	26,953
Other	**29,053**	38,883
	$(169,885)	$(244,104)
Current deferred tax asset (included in other current assets)	**$ 12,937**	$ 21,708
Long-term deferred tax liability	**(182,822)**	(265,812)
Net deferred income tax liability	**$(169,885)**	$(244,104)

At December 31, 2001, the Company has estimated net operating loss carryforwards ("NOLs") of approximately $263.0 million available to reduce future federal taxable income, of which approximately $168.0 million expires in 2003-2008 and approximately $95.0 million expires in 2020-2021. Due to the ownership change which occurred September 16, 1992 in connection with a reorganization, the utilization of NOLs generated prior to this date are subject to limitation under Internal Revenue Code Section 382. Because of the complex tax rules related to these carryforwards and the uncertainty of ultimately realizing benefit from the losses, the Company did not record full benefit for these NOLs.

During the second quarter of 2001, certain federal and state contingencies related to the NOLs were resolved and the Company reevaluated its position on the tax benefits associated with these carryforwards. As a result of this analysis, the Company recorded a $26.8 million benefit in the second quarter. Because the NOLs involved were generated prior to emergence from bankruptcy, the accounting rules of Statement of Position 90-7, *Financial Reporting by Entities in Reorganization under the Bankruptcy Code*, require that the benefit be recorded in equity rather than in the income statement.

NOTE 6 STOCKHOLDERS' EQUITY (DEFICIT)

Comprehensive Income

Statement No. 130, *Reporting Comprehensive Income*, requires presentation of comprehensive income (loss) that consisted of the following (in thousands of dollars):

Year Ended December 31,	2001	2000	1999
Net income (loss)	$(27,348)	$(63,310)	$104,112
Minimum pension liability adjustment, net of tax	(66,655)	–	–
Foreign currency translation adjustment	(60)	338	818
Gain (loss) on derivative instruments, net of tax:			
Cumulative effect of adopting Statement No. 133	(968)	–	–
Net changes in fair value of derivatives	(19,051)	–	–
Net losses reclassified from other comprehensive income into earnings	19,122	–	–
Comprehensive income (loss)	$(94,960)	$(62,972)	$104,930

Components of accumulated other comprehensive income (loss) consisted of the following (in thousands of dollars):

December 31,	2001	2000	1999
Foreign currency translation adjustment	$ (1,834)	$(1,774)	$(2,112)
Minimum pension liability adjustment, net of tax benefit	(66,655)	–	–
Gain (loss) on derivative instruments, net of tax	(897)	–	–
Accumulated other comprehensive income (loss)	$(69,386)	$(1,774)	$(2,112)

Stock Options and Restricted Stock

The Company has granted stock options under various stock plans to key employees and to non-employee directors. Also the Company granted certain contractual stock options that were not granted pursuant to any plan. The Omnibus Stock Incentive Plan (the "Omnibus Stock Plan"), an amendment and restatement of the 1993 Management Stock Option Plan, covers approximately 7.3 million shares of Common Stock, and also replaced the 1994 Non-Employee Directors Stock Option Plan after the 300,000 shares of Common Stock authorized under that plan had been granted. The Omnibus Stock Plan allows for six categories of incentive awards: options, stock appreciation rights, restricted shares, deferred shares, performance shares and performance units. Key employees are granted options under the various plans at terms (purchase price, expiration date and vesting schedule) established by a committee of the Board of Directors. Options granted either in accordance with contractual arrangements or pursuant to the various plans have been at a price which is equal to fair market value on the date of grant as determined by the closing price of the shares on the date the options were issued. Such options are exercisable on the date of grant for a period of ten years. The Company has elected to follow Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25") and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under Statement No. 123, *Accounting for Stock-Based Compensation*, requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by Statement 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted using the fair value method of that Statement. The weighted-average fair value of options at the grant date were $4.70, $5.11 and $12.42 for the years ended December 31, 2001, 2000 and 1999, respectively. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2001, 2000 and 1999, respectively: risk-free interest rates of 5.2%, 5.9% and 5.8%; volatility factors of the expected market price of the Company's Common Stock of .581, .543 and .300; and a weighted-average expected life of the option of 8 years. A weighted-average dividend yield of 1.07% and 1.01% was used for the 2001 and 2000 valuations, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Pro forma stock based compensation costs resulted in 2001 pro forma net loss of $30.5 million (or pro forma diluted net loss per share of $0.61), 2000 pro forma net loss of $69.8 million (or pro forma diluted net loss per share of $1.41) and 1999 pro forma net income of $96.6 million (or pro forma diluted net income per share of $1.71).

Changes in outstanding options were as follows:

	Number of Shares (in thousands)			Weighted Average Option Price Per Share
	Qualified Plans	Contractual	Total	
Options outstanding at January 1, 1999	4,191	40	4,231	$17.71
Granted	2,477	–	2,477	$25.98
Exercised	(703)	–	(703)	$11.76
Terminated	(114)	(20)	(134)	$27.42
Options outstanding at December 31, 1999	5,851	20	5,871	$21.42
Granted	2,171	–	2,171	$ 8.82
Exercised	(756)	–	(756)	$11.79
Terminated	(597)	–	(597)	$26.67
Options outstanding at December 31, 2000	6,669	20	6,689	$18.16
Granted	864	–	864	$ 7.84
Exercised	–	–	–	–
Terminated	(1,499)	–	(1,499)	$18.84
Options outstanding at December 31, 2001	**6,034**	**20**	**6,054**	**$16.64**

At December 31, 2001, options for 3,345,517 shares were exercisable at prices ranging from $3.92 to $36.81 per share. The following table summarizes information about stock options at December 31, 2001 (shares in thousands):

	Outstanding Stock Options			Exercisable Stock Options	
Range of Exercise Prices	Shares	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
$ 3.92 to $10.00	2,605	8.59 years	$ 7.42	1,039	$ 7.19
$10.01 to $20.00	1,704	7.22 years	$17.54	933	$16.63
$20.01 to $30.00	743	6.00 years	$21.51	711	$21.26
$30.01 to $36.81	982	7.13 years	$35.89	663	$35.73
$ 3.92 to $36.81	6,034	7.65 years	$16.64	3,346	$18.46

During 1999, 2000 and 2001, the Company awarded to certain key employees 545,000 restricted shares, of which 500,000 were not granted pursuant to any plan. The awards are subject to certain vesting requirements and 517,000 restricted shares were actually issued. The value of such stock was established by the market price on the date of grant and was recorded as unearned compensation. The unearned compensation is shown as a reduction of stockholders' equity in the accompanying Consolidated Balance Sheets and is being amortized ratably over the applicable restricted stock vesting period. During 2001, 2000 and 1999, $2.0 million, $1.9 million and $0.3 million, respectively, was charged to expense related to restricted shares.

In conjunction with one of the restricted stock awards, income tax withholding obligations were paid by the Company on November 26, 1999, and the Company received reimbursement for those income tax withholding obligations (plus interest) from the employee on February 4, 2000.

Stockholder Rights Plan

On May 9, 2001 the Company's Board of Directors adopted a Stockholder Rights Plan ("Rights Plan") designated to protect Company stockholders interests in the event of a takeover attempt. The Board of Directors did not adopt the Rights Plan in response to any specific takeover threat.

In adopting the Rights Plan, the Board declared a dividend distribution of one common stock purchase right for each outstanding share of Common Stock of the Company, payable to stockholders of record at the close of business on May 21, 2001. The rights will become exercisable only in the event, with certain exceptions, a person or group of affiliated or associated persons acquires 15% or more of the Company's voting stock, or a person or group of affiliated or associated persons commences a tender or exchange offer that, if successfully consummated, would result in such person or group owning 15% or more of the Company's voting stock. A stockholder who owns 15% or more of the Company's voting stock as of May 9, 2001, will not trigger this provision unless the stockholder thereafter acquires an additional one percent or more of the outstanding stock. The rights will expire on May 9, 2011.

Upon the occurrence of certain events, holders of the rights (other than rights owned by an acquiring person or group) would be entitled to purchase either the Company's Common Stock or shares in an "acquiring entity" at approximately half of market value. Further, at any time after a person or group acquires 15% or more (but less than 50%) of the Company's outstanding voting stock, subject to certain exceptions, the Board of Directors may, at its option, exchange part or all of the rights (other than rights held by an acquiring person or group) for shares of the Company's Common Stock having a fair market value on the date of such acquisition equal to the excess of (i) the fair market value of Common Stock issuable upon exercise of the rights over (ii) the exercise price of the rights.

The Company generally will be entitled to redeem the rights at $0.001 per right at any time prior to the close of business on the tenth day after there has been a public announcement of the beneficial ownership by any person or group of 15% or more of the Company's voting stock, subject to certain exceptions.

Stock Bonus Plan

The Company sponsors an employee benefit plan, the WestPoint Stevens Inc. Key Employee Stock Bonus Plan, as amended, (the "Stock Bonus Plan"), covering 2,000,000 shares of the Company's Common Stock. Under the Stock Bonus Plan, the Company may grant bonus awards of shares of Common Stock to key employees based on the Company's achievement of targeted earnings levels during the Company's fiscal year. For 2001 and 2000, bonus awards were not earned, and for 1999, bonus awards were deemed earned by 44 employees covering an aggregate of 194,604 shares of Common Stock. For performance years 1999 and later the Stock Bonus Plan provided for vesting of the bonus awards, if earned, of 10% on January 1 of the year following the year of award and 10% in each of the next nine years if the employee continues employment with the Company and for performance years prior to 1999 the Stock Bonus Plan provided for the vesting of the bonus awards of 20% on January 1 of the year following the year of award and 20% in each of the next four years if the employee continues employment with the Company. The Company recognized $2.7 million, $4.2 million and $7.9 million of expense in 2001, 2000 and 1999, respectively, in connection with the Stock Bonus Plan.

NOTE 7 DERIVATIVES

As discussed in Note 1, effective January 1, 2001, the Company adopted the Statement of Financial Accounting Standard No. 133, *Accounting for Derivative Instruments and Hedging Activities* as amended by Statement 137 and Statement 138. These statements require the Company to recognize all derivative instruments on the balance sheet at fair value. These statements also establish new accounting rules for hedging instruments, which depend on the nature of the hedge relationship. A fair value hedge requires that the effective portion of the change in the fair value of a derivative instrument be offset against the change in the fair value of the underlying asset, liability, or firm commitment being hedged through earnings. A cash flow hedge requires that the effective portion of the change in the fair value of a derivative instrument be recognized in Other Comprehensive Income (OCI), a component of Stockholders' Equity, and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The ineffective portion of a derivative instrument's change in fair value is immediately recognized in earnings.

The adoption of Statement 133 resulted in the Company recording transition adjustments to recognize its derivative instruments at fair value and to recognize the ineffective portion of the change in fair value of its derivatives. The cumulative effect of these transition adjustments was an after-tax net decrease to OCI approximating $968,000. There was no cumulative effect of transition adjustments on the Company's Consolidated Statement of Operations due to the adoption of Statement 133.

The Company uses derivative financial instruments primarily to reduce exposure to adverse fluctuations in interest rates and cotton prices. When entered into, the Company formally designates and documents the financial instrument as a hedge of a specific underlying exposure, as well as the risk management objectives and strategies for undertaking the hedge transaction. Because of the high degree of effectiveness between the hedging instrument and the underlying exposure being hedged, fluctuations in the value of the derivative instruments are generally offset by changes in the value or cash flows of the underlying exposures being hedged. Derivatives are recorded in the Consolidated Balance Sheet at fair value in either Prepaid expenses and other current assets or Other accrued liabilities, depending on whether the amount is an asset or liability. The fair values of derivatives used to hedge or modify the Company's risks fluctuate over time. These fair value amounts should not be viewed in isolation, but rather in relation to the fair values or cash flows of the underlying hedged transactions and other exposures and to the overall reduction in Company risk relating to adverse fluctuations in interest rates, commodity prices and other market factors. In addition, the earnings impact resulting from the effective portion of the Company's derivative instruments is recorded in the same line item within the Consolidated Statement of Operations as the underlying exposure being hedged. The Company also formally assesses, both at the inception and at least quarterly thereafter, whether the financial instruments that are used in hedging transactions are effective at offsetting changes in either the fair value or cash flows of the related underlying exposures. Any material ineffective portion of a financial instrument's change in fair value is immediately recognized in earnings.

At December 31, 2001, the Company had only entered into cash flow hedges.

Cash Flow Hedging Strategy

Management has been authorized to manage the Company's exposure to adverse changes in interest rates. During January 2001, the Company entered into an interest rate swap agreement that effectively converted a portion of its floating-rate bank debt to a fixed-rate basis, thus reducing the impact of interest-rate changes on future interest expense. At December 31, 2001, $250.0 million of the Company's Senior Credit Facility was designated as the hedged item to an interest rate swap agreement through January 2002. Management has also been authorized to manage exposure to price fluctuations relevant to the forecasted purchase of cotton through the use of a variety of derivative nonfinancial instruments. At December 31, 2001 and 2000, these instruments covered a portion of the Company's 2002 and 2001 cotton needs and include exchange traded cotton futures contracts and options.

The fair value of the Company's interest rate swap agreement is estimated by obtaining quotes from a bank and is the estimated amount that the Company would receive or pay to terminate the agreement at the reporting date. At December 31, 2001, the fair value of this instrument was a $0.7 million liability. The fair values of exchange traded cotton futures contracts and options are estimated by obtaining quotes from brokers. At December 31, 2001, the

Company's cotton futures and options contracts qualified for hedge accounting. The fair value related to cotton futures contracts was a liability of $0.7 million for which the Company has provided cash margins. The fair value of the cotton option contracts was an asset of $1.1 million. During the first and second quarters of 2001, the fair value of certain cotton options then outstanding that did not qualify for hedge accounting in the amount of $2.3 million was classified as Other expense-net in the accompanying Consolidated Statement of Operations. The fair values of the Company's interest rate swap and cotton futures contracts have been recorded as a component of OCI, net of tax. At December 31, 2001, the Company expects to reclassify all net losses on derivative instruments from OCI to earnings during the next twelve months.

The Company did not discontinue any cash flow hedge relationships during the year ended December 31, 2001.

NOTE 8 LEASE COMMITMENTS

The Company's operating leases consist of land, sales offices, manufacturing equipment, warehouses and data processing equipment with expiration dates at various times during the next fourteen years. Some of the operating leases stipulate that the Company can (a) purchase the properties at their then fair market values or (b) renew the leases at their then fair rental values.

The following is a schedule, by year, of future minimum lease payments as of December 31, 2001 under operating leases that have initial or remaining noncancellable lease terms in excess of one year (in thousands of dollars):

Year Ending December 31,	
2002	$21,167
2003	19,609
2004	15,011
2005	11,516
2006	4,964
Years subsequent to 2006	4,374
Total minimum lease payments	$76,641

The following schedule shows the composition of total rental expense for all operating leases, except those with terms of one month or less that were not renewed (in thousands of dollars):

Year Ended December 31,	2001	2000	1999
Minimum lease payments	**$37,602**	$39,164	$37,256
Less sublease rentals	**(886)**	(796)	(3,907)
Rent expense	**$36,716**	$38,368	$33,349

NOTE 9 LITIGATION AND CONTINGENT LIABILITIES

The Company is a defendant in a complaint entitled *Pratt v. WestPoint Stevens Inc., et al,* alleging that the Company and other named and unnamed defendants (including two named employees of the Company) had harmed the six named plaintiffs and caused property damage under various common law tort claims including: nuisance, trespass, negligence, wantonness and strict liability. The claims are based upon routine discharges of wastewater from the Company's Opelika Finishing Plant and the Plaintiffs seek an unspecified amount in compensatory and punitive damages. The parties have substantially completed discovery and the case is to be tried in Macon County, Alabama though a trial date has not been established. The Company has prevailed in having the employee defendants dismissed from the case.

The Company believes that the allegations contained in the complaint are without merit and intends to contest the action vigorously.

On October 5, 2001, a purported stockholder class action suit, entitled *Norman Geller v. WestPoint Stevens Inc., et al.,* was filed against the Company and certain of its officers and directors in the United States District Court for the Northern District of Georgia. (A subsequent and functionally identical complaint was also filed.) The Complaints allege that, during the putative class period (i.e., February 10, 1999 to October 10, 2000), WestPoint Stevens and certain of its officers and directors caused false and misleading statements to be issued regarding, inter alia, alleged overcapacity and excessive inventories of the Company's towel-related products and customer demand for such products. The Complaints refer to WestPoint Stevens' press releases and quarterly and annual reports on Securities Exchange Commission Forms 10-Q and 10-K, which discuss the Company's results and forecasts for the Fiscal years 1999 and 2000. Plaintiffs allege that these press releases and public filings were false and misleading because they failed to disclose that the Company allegedly "knew sales would be adversely affected in future quarters and years." Plaintiffs also allege in general terms that the Company materially overstated revenues by making premature shipments of products. The Complaints assert claims against all Defendants under §10(b) of the Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, and against the Company and Defendant Green as "controlling persons" under §20(a) of the Exchange Act. The actions were consolidated by Order dated January 25, 2002. Plaintiffs have been ordered to serve a Consolidated Amended Complaint by March 26, 2002.

The Company believes that the allegations are without merit and intends to contest the action vigorously, on behalf of its officers and directors.

On March 11, 2002, a shareholder derivative action, entitled *Gordon Clark v. Holcombe T. Green, Jr., et al.,* was filed against certain of the Company's directors and officers in the Superior Court of Fulton County, Georgia. The Complaint alleges that the named individuals breached their fiduciary duties by acting in bad faith and wasting corporate assets. The Complaint also asserts claims under Georgia Code Ann. §§ 14-2-740 to 14-2-747, and 14-2-831. The claims are based on the same or similar facts as are alleged in the *Geller* action.

The Company is subject to various federal, state and local environmental laws and regulations governing, among other things, the discharge, storage, handling and disposal of a variety of hazardous and nonhazardous substances and wastes used in or resulting from its operations and potential remediation obligations thereunder. Certain of the Company's facilities (including certain facilities no longer owned or utilized by the Company) have been cited or are being investigated with respect to alleged violations of such laws and regulations. The Company is cooperating fully with relevant parties and authorities in all such matters. The Company believes that it has adequately provided in its financial statements for any expenses and liabilities that may result from such matters. The Company also is insured with respect to certain of such matters. The Company's operations are governed by laws and regulations relating to employee safety and health which, among other things, establish exposure limitations for cotton dust, formaldehyde, asbestos and noise, and regulate chemical and ergonomic hazards in the workplace.

Although the Company does not expect that compliance with any of such laws and regulations will adversely affect the Company's operations, there can be no assurance such regulatory requirements will not become more stringent in the future or that the Company will not incur significant costs in the future to comply with such requirements.

The Company and its subsidiaries are involved in various other legal proceedings, both as plaintiff and as defendant, which are normal to its business. It is the opinion of management that the aforementioned actions and claims, if determined adversely to the Company, will not have a material adverse effect on the financial condition or operations of the Company taken as a whole.

NOTE 10 CASH FLOW INFORMATION

Year Ended December 31, (in thousands of dollars)	**2001**	2000	1999
Supplemental disclosures of cash flow information:			
Cash paid during the period:			
Interest	**$143,042**	$122,903	$104,062
Income taxes	$ –	$ 6,587	$ 2,669

Included in the above 2001, 2000 and 1999 interest paid is $0.6 million, $1.0 million and $1.2 million, respectively, of capitalized interest related to capital expenditure projects.

NOTE 11 RESTRUCTURING, IMPAIRMENT AND OTHER CHARGES

In 2000, the Company announced that its Board of Directors had approved the new Eight-Point Plan, which was created to be the guiding discipline for the Company in a global economy. The Board also approved a $222.0 million pretax charge for restructuring, impairment and other charges to cover the cost of implementing the Eight-Point Plan that is designed to streamline operations and improve profitability. The Eight-Point Plan addresses the following points: 1) expand brands; 2) explore new licensing opportunities; 3) rationalize manufacturing; 4) reduce overhead; 5) increase global sourcing; 6) improve inventory utilization; 7) enhance supply chain and logistics; and 8) improve capital structure.

During 2000, the Company conducted an intense evaluation of its manufacturing process flow and capacity and how they relate to market demand. The Company adopted a plan to close certain manufacturing plants and consolidate manufacturing operations in an arrangement that will reduce costs and enable more efficient production. The Company also evaluated its internal support and administrative functions and adopted a plan to consolidate as well as outsource certain internal support and administrative functions.

As a result of the manufacturing rationalization, the Company announced the closure of its Rosemary (NC) terry greige facility, its Union (SC) pillow and mattress pad facility, its Seneca (SC) sheeting facility and its Whitmire (SC) yarn facility. The manufacturing rationalization also included capacity reductions at its Rosemary (NC) terry finishing and fabrication facilities and the conversion of its Carter (AL) sheeting facility to a terry facility. These plant closings enable the Company to consolidate its manufacturing in locations that allow the most efficient work flow.

The cost of the manufacturing rationalization and certain overhead reduction costs were reflected in a restructuring and impairment charge of $109.2 million, before taxes, in 2000 and a restructuring and impairment charge of $5.0 million, before taxes, in 2001. The components of the restructuring and impairment charge in 2000 included $66.8 million for the impairment of fixed assets, $23.7 million for the impairment of goodwill and other assets and $18.7 million in reserves to cover cash expenses related to severance benefits of $14.7 million and other exit costs, including lease terminations, of $4.0 million. The components of the restructuring and impairment charge in 2001 included $7.0 million in reserves to cover cash expenses related to severance benefits and a reduction in reserves for other exit costs of $2.0 million.

The recorded charge of $66.8 million for the impairment of fixed assets and $23.7 million for the impairment of goodwill and other assets discussed in the preceding paragraph are associated with the Company's closure and capacity reduction of certain facilities as discussed in the second preceding paragraph. None of the impairment charges related to enterprise goodwill. The Company did not record any impairment charges related to assets transferred to other facilities. The Company decided to abandon all remaining assets. Accordingly, an indication of impairment exists, as these assets will not generate future cash flow. Furthermore, the Company believes that there is no acceptable market for these assets as it is unwilling to sell the assets to a competitor. Accordingly, the fair value of these assets was determined by the Company to be minimal.

Since the adoption of the Eight-Point Plan, the Company has terminated and agreed to pay severance (including continuing termination benefits) to approximately 1,700 employees. The restructuring plan was completed in the fourth quarter of 2001.

The following is a summary of the restructuring and impairment activity in the related reserves (in millions):

	Writedown Assets	Employee Termination Benefits	Other Exit Costs	Total Charge
2000 Restructuring and Impairment Charge:				
Second Quarter	$87.9	$ 4.6	$3.4	$ 95.9
Third Quarter	–	5.8	0.3	6.1
Fourth Quarter	2.6	4.3	0.3	7.2
Total 2000 Charge	90.5	14.7	4.0	109.2
2001 Restructuring and Impairment Charge:				
First Quarter	–	5.0	–	5.0
Fourth Quarter	–	2.0	(2.0)	–
Total 2001 Charge	–	7.0	(2.0)	5.0
Writedown Assets to net Recoverable Value	(90.5)	–	–	(90.5)
2000 Cash Payments	–	(4.7)	(0.3)	(5.0)
2001 Cash Payments	–	(15.0)	(0.1)	(15.1)
Balance at December 31, 2001	**$ –**	**$ 2.0**	**$1.6**	**$ 3.6**

During 2000, other costs of the Eight-Point Plan and other charges of $94.0 million, before taxes, were recognized including inventory writedowns of $74.2 million, claims of $5.0 million and other expenses of $6.1 million, consisting primarily of $2.2 million for the relocation of machinery, $2.4 million of related unabsorbed overhead and other expenses of $1.5 million, all reflected in cost of goods sold and other costs of $8.7 million consisting primarily of $5.7 million of unusual contractual severance and other expenses of $3.0 million reflected in Other expense-net in the accompanying Consolidated Statements of Operations. During 2001, other costs for the completion of the Eight-Point Plan of $13.7 million, before taxes, were recognized consisting primarily of $10.0 million for the relocation of machinery, $3.0 million of related unabsorbed overhead and other expenses of $0.7 million, all reflected in cost of goods sold.

NOTE 12 MAJOR CUSTOMER AND PRODUCT LINE INFORMATION

The Company's consumer home fashions products are sold primarily to domestic catalog retailers, chain stores, mass merchants, department stores, specialty stores, warehouse clubs and its own retail stores. Sales to two customers, as a percent of net sales, amounted to approximately 15% and 14% each for the year ended December 31, 2001. Sales to two customers, as a percent of net sales, amounted to approximately 14% each for the year ended December 31, 2000. Sales to three customers, as a percent of net sales, amounted to approximately 14%, 13% and 11% for the year ended December 31, 1999. During 2001, 2000 and 1999, the Company's six largest customers accounted for approximately 54%, 53% and 56%, respectively, of the Company's net sales.

Net sales of bed products, bath products and other sales (consisting primarily of sales from the Company's retail stores and foreign operations) consisted of the following (in thousands of dollars):

Year Ended December 31,	**2001**	2000	1999
Bed products	**$1,024,320**	$1,053,978	$1,082,849
Bath products	**523,960**	551,778	596,469
Other sales	**216,866**	210,114	203,945
Total net sales	**$1,765,146**	$1,815,870	$1,883,263

NOTE 13 QUARTERLY FINANCIAL SUMMARY (UNAUDITED)

(In millions of dollars, except per share data)	Quarter First	Second	Third	Fourth
Year ended December 31, 2001				
Net sales	$418.6	$401.7	$513.1	$431.8
Gross earnings (1)	89.7	71.7	118.0	99.0
Operating earnings (loss) (2)	20.6	7.9	53.0	33.8
Net income (loss) (3)	(10.9)	(17.5)	3.6	(2.6)
Basic net income (loss) per common share (4)	(.22)	(.35)	.07	(.05)
Diluted net income (loss) per common share (4)	(.22)	(.35)	.07	(.05)
Year ended December 31, 2000				
Net sales	$447.8	$462.0	$487.9	$418.2
Gross earnings (1)	116.4	53.3	130.4	88.3
Operating earnings (loss) (2)	53.9	(104.2)	64.1	21.1
Net income (loss) (3)	15.6	(89.8)	19.8	(8.9)
Basic net income (loss) per common share (4)	.31	(1.81)	.40	(.18)
Diluted net income (loss) per common share (4)	.31	(1.81)	.40	(.18)

(1) Gross earnings for the first, second, third and fourth quarter of 2001 include costs of the Eight-Point Plan of $4.0 million, $5.7 million, $2.7 million and $1.2 million, respectively. Gross earnings for the second, third and fourth quarter of 2000 include costs of the Eight-Point Plan of $67.2 million, $6.2 million and $11.9 million, respectively.

(2) Operating earnings (loss) for the first quarter of 2001 include restructuring and impairment charges of $5.0 million and for the first, second, third and fourth quarters of 2001 include other costs of the Eight-Point Plan of $4.0 million, $5.7 million, $2.7 million and $1.2 million, respectively, totaling $9.0 million, $5.7 million, $2.7 million and $1.2 million, respectively. Operating earnings (loss) for the second, third and fourth quarter of 2000 include restructuring and impairment charges of $95.9 million, $6.1 million and $7.2 million, respectively, and other costs of the Eight-Point Plan of $67.2 million, $6.2 million and $11.9 million, respectively, totaling $163.1 million, $12.3 million and $19.1 million, respectively.

(3) Net income (loss) for the first quarter of 2001 includes restructuring and impairment charges of $5.0 million, and for the first, second, third and fourth quarter of 2001 include other costs of the Eight-Point Plan and other charges of $4.0 million, $5.7 million, $2.7 million and $1.2 million, respectively, before income tax benefit of $3.2 million, $2.1 million, $1.0 million and $0.4 million, respectively, for a net amount of $5.8 million, $3.7 million, $1.7 million and $0.8 million, respectively. Net income (loss) for the second, third and fourth quarter of 2000 includes restructuring and impairment charges of $95.9 million, $6.1 million and $7.2 million, respectively, other costs of the Eight-Point Plan and other charges of $72.3 million, $6.2 million and $15.5 million, respectively, before income tax benefit of $60.5 million, $4.4 million and $8.2 million, respectively, for a net amount of $107.7 million, $7.9 million and $14.5 million, respectively.

(4) Net income (loss) per common share calculations for each of the quarters is based on the average common shares outstanding for each period.

NOTE 14 RELATED PARTY TRANSACTIONS

During 2000, the Company acquired an investment in a limited liability corporation ("LLC") that is accounted for under the equity method. The other member of the LLC is HTG Corp., which is a company controlled by WestPoint Stevens Inc.'s Chairman and Chief Executive Officer. Each member of the LLC owns an equal amount of voting common interests, plus non-voting preferred interests reflecting capital contributions made by each member in excess of the amounts paid for the common interest less distributions and other allocations to each member. The LLC owned and operated a jet aircraft, which was used by the Company for business travel. During both 2001 and 2000, the Company recorded approximately $3.0 million in cash expenses related to its ownership of the aircraft.

During September 2001, the LLC sold the jet aircraft, which was its primary asset, for less than its book value and generated $3.3 million in cash. After analyzing the fair market value of the LLC's remaining assets, the Company concluded that its investment was impaired and recorded a non-cash charge approximating $7.5 million, including the Company's share of the loss on the sale of the aircraft in the third quarter of 2001. This charge is classified as Other expense-net in the accompanying December 31, 2001 Consolidated Statement of Operations. Following the sale, HTG Corp. had a negative capital account balance in the LLC of approximately $4.5 million.

On November 29, 2001, the Company entered into an agreement (the "Letter Agreement") with HTG Corp., the other member of the LLC, pursuant to which HTG Corp. agreed to restore the negative balance in its capital account in the LLC. Under the Letter Agreement, HTG Corp. has agreed to restore approximately $4.5 million (the "Amount Due") in installments, with $1.0 million due on November 29, 2002, $2.0 million due on November 29, 2003, and the balance due on November 29, 2004. The Amount Due will be increased or decreased by one-half of the loss or gain, respectively, upon the sale or disposition of the remaining assets of the LLC. HTG Corp. has agreed to pay interest on the Amount Due at the prime rate of interest in effect from time to time plus three and one-half percent per annum. The Letter Agreement provides that any and all payments made by HTG Corp. to reduce the Amount Due will immediately be distributed to the Company. A company related to HTG Corp. by common ownership guarantees the Amount Due. Neither the obligation of HTG Corp. nor the guarantee is collateralized or secured by any assets. Accordingly, as of December 31, 2001, no amounts have been recorded in the accompanying Consolidated Financial Statements for the potential recovery of the Amount Due.

During 2000, the Company approved a plan of recapitalization, which was later terminated, and subsequently paid approximately $850,000 in legal and advisory fees incurred by Mr. Green's affiliate and the other potential equity investors in connection with the recapitalization plan.

REPORT OF INDEPENDENT AUDITORS

BOARD OF DIRECTORS AND STOCKHOLDERS
WESTPOINT STEVENS INC.

We have audited the accompanying consolidated balance sheets of WestPoint Stevens Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of WestPoint Stevens Inc. and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Notes 1 and 7 to the consolidated financial statements, in 2001 the Company changed its method of accounting for derivative instruments and hedging activities.

Ernst & Young

Atlanta, Georgia
February 4, 2002

COMMON STOCK AND RELATED STOCKHOLDER MATTERS

The Common Stock of the Company is listed on the New York Stock Exchange ("NYSE") under the ticker symbol WXS. Such listing became effective on October 15, 1999. Prior thereto, the Company's Common Stock was listed on the National Association of Securities Dealers Automated Quotation System – National Market System ("NASDAQ") under the ticker symbol of WPSN from August 2, 1993. Following the Securities and Exchange Commission order to convert to decimal pricing, the NYSE began the conversion in September 2000. WestPoint Stevens' Common Stock was converted to decimal trading on December 4, 2000, with all prior periods restated accordingly. As of March 15, 2002, there were approximately 13,931 holders of the Company's Common Stock. Of that total, 282 were stockholders of record and approximately 13,649 held their stock in nominee name.

High and low share prices of the Company's Common Stock, as reported each quarterly period within the most recent fiscal years, were:

	Share Prices			
	2001		2000	
Quarter Ended	**High**	**Low**	High	Low
March 31	**$10.15**	**$7.37**	$19.00	$13.75
June 30	**$10.00**	**$0.96**	$19.63	$ 8.38
September 30	**$ 2.70**	**$1.50**	$14.31	$10.56
December 31	**$ 3.50**	**$1.52**	$12.38	$ 5.94

Atelier Martex, Grand Patrician, Lady Pepperell, Martex, Patrician, Stevens, Vellux, and the Griffin design are registered trademarks of WestPoint Stevens Inc.
Beautyrest is a registered trademark of Dreamwell, Ltd.
Designers Guild is a licensed trademark of Designers Guild Corporation Limited
Dr. Scholl's is a registered trademark of Schering Plough HealthCare Products, Inc.
Ralph Lauren Home is a registered trademark of PRL USA Holdings, Inc.
Sanderson is a registered trademark of Arthur Sanderson & Sons Limited
Utica is a registered trademark of J.P. Stevens Enterprises, Inc.
WestPoint Stevens Inc. and Disney Enterprises, Inc. entered into an agreement on August 15, 2000, for licensing the use of various Disney trademarks and copyrights for consumer products for the home.

Except for historical information contained herein, certain matters set forth in this annual report are "forward looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Such risks and uncertainties may be attributable to important factors that include but are not limited to the following: Product margins may vary from those projected; Raw material prices may vary from those assumed; Additional reserves may be required for bad debts, returns, allowances, governmental compliance costs, or litigation; There may be changes in the performance of financial markets or fluctuations in foreign currency exchange rates; Unanticipated natural disasters could have a material impact upon results of operations; There may be changes in the general economic conditions that affect customer practices or consumer spending; Competition for retail and wholesale customers, pricing and transportation of products may vary from time to time due to seasonal variations or otherwise; Customer preferences for our products can be affected by competition, or general market demand for domestic or imported goods or the quantity, quality, price or delivery time of such goods; There could be an unanticipated loss of a material customer or a material license; The availability and price of raw materials could be affected by weather, disease, energy costs or other factors. The Company assumes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

CORPORATE AND STOCKHOLDER INFORMATION

PRINCIPAL OFFICES

507 West 10th Street
P.O. Box 71
West Point, Georgia 31833

1185 Avenue of the Americas
New York, New York 10036

3475 Piedmont Road, NE
Suite 1600
Atlanta, Georgia 30305

INDEPENDENT AUDITORS

Ernst & Young LLP
Atlanta, Georgia 30308

TRANSFER AGENT AND REGISTRAR

SunTrust Bank
Shareholder Relations
P.O. Box 4625
Atlanta, Georgia 30302
800-568-3476

TRUSTEES AND PAYING AGENTS

7⁷/₈% Senior Notes due June 15, 2005
The Bank of New York
101 Barclay Street
New York, New York 10286
800-548-5075

7⁷/₈% Senior Notes due June 15, 2008
The Bank of New York
101 Barclay Street
New York, New York 10286
800-548-5075

ANNUAL MEETING

The annual meeting of stockholders will be held at 9:00 a.m. E.D.S.T., Wednesday, May 8, 2002, at the Cotton Duck, 6101 Twentieth Avenue (U.S. Highway 29), Valley, Alabama.

FORM 10-K

The Company's annual report on Form 10-K, filed with the Securities and Exchange Commission, is available to stockholders upon request to:

Lorraine D. Miller, CFA
3475 Piedmont Road, NE
Suite 1600
Atlanta, Georgia 30305
404-760-7180

OTHER INFORMATION

The Company's press releases, annual report and other information can be accessed through its home page on the worldwide web at http://www.westpointstevens.com.

OUR BRANDS STACK UP VERY WELL

COMPANY-OWNED BRANDS

WestPoint Stevens markets some of the strongest brands in the home fashions industry – brands reinforced by extensive consumer research and world-class manufacturing. Our portfolio of Company-owned brands provides exceptional design, innovation, quality and overall value to the consumer.

GRAND PATRICIAN®
Atelier MARTEX®
PATRICIAN®
MARTEX®
STEVENS®
Chatham® Quality Since 1877
LUXOR MARTEX®
Lady Pepperell
UTICA
VELLUX®

LICENSED BRANDS

We have also become the premier home fashions licensee. We have expanded our relationship with Ralph Lauren Home – the world's most successful designer line of home fashions – in 2001 to include a full product range. And now, we are the licensee for the fresh, innovative Disney Home line.

Disney HOME
RALPH LAUREN HOME
DESIGNERS GUILD
Beautyrest® Bedding Accessories
Sanderson® LONDON · PARIS · NEW YORK
Glynda Turley Romancing the Home
Dr Scholl's
mary-kateandashley

PRIVATE LABEL BRANDS

We participate in major private-label programs with top national home fashions retailers. As a marketing innovator, we understand our end-consumers, and we provide the design, production and service that drive retailers' sales and profits. We are a manufacturer of the Martha Stewart bed and bath lines that have been an enormous Kmart success.

Dillard's
Federated Department Stores
JCPenney
Kmart
Kohl's
Linens 'n Things
May Department Stores
Sears
Target
Wal-Mart

OUR PRODUCTS STACK UP VERY WELL

SHEETING – We produce over **700,000,000 linear feet** of sheeting per year. That's enough to circumnavigate the earth 5.7 times around the equator.

BATH – In 2001, WestPoint Stevens produced over **275,000,000 towels**. That's enough to supply a towel to every man, woman and child in the U.S. every year.

YARN – WestPoint Stevens produces over a **BILLION miles of yarn** used to produce the towels woven at the company's bath operations. That's enough to make over 2,000 round trips between the earth and moon.

WESTPOINT STEVENS

507 West Tenth Street
P. O. Box 71
West Point, Georgia 31833

www.westpointstevens.com